Financial News

CIBC ANNOUNCES FIRST QUARTER 2014 RESULTS

Toronto, ON – Feb 27, 2014 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2014.

First quarter highlights:

•	Reported net income was $1,177 million, compared with $785 million for the first quarter a year ago, and $825 million for the prior quarter.

•	Adjusted net income(1) was $951 million, compared with $882 million for the first quarter a year ago, and $894 million for the prior quarter.

•	Reported diluted earnings per share was $2.88, compared with $1.88 for the prior year quarter, and $2.02 for the prior quarter.

•	Adjusted diluted earnings(1) per share was $2.31, compared with $2.12 for the prior year quarter, and $2.19 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 27.5% and adjusted ROE(1) was 22.1%.

Results for the first quarter of 2014 were affected by the following items of note aggregating to a positive impact of $0.57 per share:

•	$239 million ($183 million after-tax, or $0.46 per share) gain in respect of the completed Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD), net of costs relating to the development of our enhanced travel rewards program;

•	$78 million ($57 million after-tax, or $0.14 per share) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio;

•	$26 million ($19 million after-tax, or $0.05 per share) reduction in the portion of the collective allowance recognized in Corporate and Other, including lower estimated credit losses relating to the Alberta floods;

•	$26 million ($19 million after-tax, or $0.05 per share) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;

•	$11 million ($8 million after-tax, or $0.02 per share) loss from the structured credit run-off business; and

•	$8 million ($6 million after-tax, or $0.01 per share) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2014 was 9.5%, and our Tier 1 capital ratio and Total capital ratio were 11.5% and 14.2%, respectively, on an all-in basis compared to Basel III Common Equity Tier 1 ratio of 9.4%, Tier 1 capital ratio of 11.6% and Total capital ratio of 14.6% in the prior quarter.

CIBC announced a quarterly dividend increase of 2 cents per common share to 98 cents per share.

“Our record results this quarter reflect the progress we continue to make in executing our client-focused strategy,” says Gerald T. McCaughey, CIBC President and Chief Executive Officer. “Each of our core businesses delivered strong results. The strength of our underlying fundamentals allows us to generate high returns for our shareholders.”

Core business performance

Retail and Business Banking reported net income of $746 million for the first quarter, up $166 million or 29% from the same quarter last year. Adjusting for the items of note shown above, adjusted net income(1) was $643 million, up $61 million or 11% from the same quarter last year as a result of higher revenue due to volume growth across most products and higher fees, and also due to lower loan losses as a result of lower write-offs and bankruptcies.

During the first quarter of 2014, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched a significant expansion of our industry-leading mobile payments offer with TELUS, giving more Canadians the opportunity to pay with their phone and furthering CIBC’s leadership position in this growing market;

•	We began implementing a new partnership with the Greater Toronto Airports Authority as its exclusive financial institution sponsor at Toronto Pearson International, providing CIBC clients and other travellers innovative access to financial services at Canada’s largest airport;

•	First of the major banks in Canada to offer remote deposit capture, CIBC eDepositTM, allowing CIBC clients to deposit cheques by simply taking a picture using their smartphone and CIBC’s Mobile Banking App; and

•	First among the big 5 Canadian banks to launch a pilot program for business banking clients to capture cheque images, enabling them to quickly scan, securely upload and deposit a high volume of cheques in a single transaction using a desktop cheque scanner.

Subsequent to the end of the quarter, we announced an agreement with Tim Hortons to launch a co-branded loyalty rewards Visa credit card.

Wealth Management reported net income of $114 million for the first quarter, up $25 million or 28% from the same quarter last year.

Revenue of $502 million was up $70 million or 16% compared with the first quarter of 2013, primarily due to higher client assets under management driven by market appreciation and net sales of long-term mutual funds, higher fee-based and commission revenue, the acquisition of Atlantic Trust on December 31, 2013, and higher contribution from our investment in American Century Investments..

During the first quarter of 2014, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	We completed our acquisition of Atlantic Trust, a U.S. private wealth management firm with US$24 billion in assets under management; and

•	We achieved our 20th consecutive quarter of positive net retail sales of long-term mutual funds with $1.2 billion of net sales.

Wholesale Banking reported net income of $264 million for the first quarter, up $55 million or 26% from the prior quarter. Excluding items of note, adjusted net income(1) was $215 million, comparable with the prior quarter.

In support of its objective to be a leading wholesale bank in Canada and in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Co-lead arranger and joint bookrunner on Progressive Waste Solutions’ US$1.9 billion revolving credit facility;

•	Joint bookrunner on Cardinal Energy’s $248 million initial public offering;

•	Financial advisor to Penn-West Petroleum on the sale of certain assets with a value of approximately $500 million in three separate transactions; and

•	Joint bookrunner on TELUS’ $800 million bond offering.

“In summary, CIBC delivered record performance during the quarter,” says Mr. McCaughey. “The strategic focus that each of our businesses place on deepening client relationships and driving profitable revenue growth continues to contribute to our financial performance and our ongoing ability to deliver quality, consistent returns.”

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•	CIBC employees donated a record $4.6 million on CIBC Miracle Day to support kids in-need through over 450 children’s charities across Canada, the U.S and in the U.K.;

•	Through the generosity of 21,000 employees and retirees as well as a corporate donation, CIBC raised $12.4 million for the 2013 United Way campaign, an 11% increase over last year;

•	CIBC announced the 67 members of CIBC Team Next, a $2 million investment in amateur athletes from across the country; and

•	Thousands joined CIBC to celebrate the Lunar New Year at CIBC Lunarfest in Vancouver and the inaugural CIBC Lion Dance Chinese New Year Celebration in Markham, Ontario.

(1)	For additional information, see the “Non-GAAP measures” section.

For further information:
Investor Relations:		Media Inquiries:
Geoff Weiss	416-980-5093	Kevin Dove	416-980-8835
Jason Patchett	416-980-8691	Erica Belling	416-594-7251
Alice Dunning	416-861-8870

The information on the following pages forms a part of this press release.

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2014, compared with corresponding periods. The MD&A should be read in conjunction with our 2013 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of February 26, 2014. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 164 to 168 of our 2013 Annual Report.

Contents
2	External reporting changes	17	Financial condition
		17	Review of condensed consolidated balance sheet
3	First quarter financial highlights	18	Capital resources
		20	Off-balance sheet arrangements
4	Overview
4	Financial results	21	Management of risk
6	Significant events	21	Risk overview
7	Review of quarterly financial information	24	Credit risk
8	Outlook for calendar year 2014	30	Market risk
		33	Liquidity risk
9	Non-GAAP measures	36	Other risks

10	Strategic business units overview	37	Accounting and control matters
11	Retail and Business Banking	37	Critical accounting policies and estimates
12	Wealth Management	40	Regulatory developments
13	Wholesale Banking	41	Controls and procedures
16	Corporate and Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “External reporting changes”, “Overview – Financial results, “Overview – Significant events”, “Overview – Outlook for calendar year 2014”, “Strategic business units overview – Business unit allocations”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2014” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels, the high U.S. fiscal deficit and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2014	1

External reporting changes

The following external reporting changes were made in the first quarter of 2014. Prior period amounts were restated accordingly.

Amendments to IAS 19 “Employee Benefits”

We adopted amendments to IAS 19 “Employee Benefits” commencing November 1, 2011, which require us to recognize: (i) actuarial gains and losses in Other comprehensive income (OCI) in the period in which they arise; (ii) interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) all past service costs (gains) in net income in the period in which they arise.

Adoption of IFRS 10 “Consolidated Financial Statements”

We adopted IFRS 10 “Consolidated Financial Statements” commencing November 1, 2012, which replaces IAS 27 “Consolidated and Separate Financial Statements” and Standards Interpretation Committee (SIC) – 12 “Consolidated – Special Purpose Entities”. The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from the consolidated financial statements, which resulted in a replacement of Capital Trust securities issued by CIBC Capital Trust with Business and government deposits for the senior deposit notes issued by us to CIBC Capital Trust.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50 percent of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to the Toronto-Dominion Bank (TD). Accordingly, the revenue related to the sold credit card portfolio was moved from Personal Banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing will continue to be charged or credited to each line of business within our Strategic Business Units (SBUs). We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees will be charged directly to the lines of business, and the residual net revenue will now be retained in Corporate and Other.

Income statement presentation

We reclassified certain amounts associated with our self-managed credit card portfolio from Non-interest expenses to Non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC FIRST QUARTER 2014

First quarter financial highlights

	Unaudited, as at or for the three months ended	2014 Jan. 31	2013 Oct. 31 (1)	2013 Jan. 31 (1)
	Financial results ($ millions)
	Net interest income	$1,905	$1,893	$1,855
	Non-interest income	1,729	1,287	1,310
	Total revenue	3,634	3,180	3,165
	Provision for credit losses	218	271	265
	Non-interest expenses	1,979	1,930	1,988
	Income before taxes	1,437	979	912
	Income taxes	260	154	127
	Net income	$1,177	$825	$785
	Net income (loss) attributable to non-controlling interests	$3	$(7)	$2
	Preferred shareholders	25	24	25
	Common shareholders	1,149	808	758
	Net income attributable to equity shareholders	$1,174	$832	$783
	Financial measures
	Reported efficiency ratio	54.5%	60.7%	62.8%
	Adjusted efficiency ratio (2)	56.7%	56.7%	56.5%
	Loan loss ratio	0.38%	0.41%	0.42%
	Reported return on common shareholders’ equity	27.5%	20.2%	20.5%
	Adjusted return on common shareholders’ equity (2)	22.1%	21.9%	23.1%
	Net interest margin	1.84%	1.85%	1.83%
	Net interest margin on average interest-earning assets	2.09%	2.10%	2.12%
	Return on average assets	1.14%	0.81%	0.77%
	Return on average interest-earning assets	1.29%	0.91%	0.90%
	Total shareholder return	(1.36)%	15.15%	7.13%
	Reported effective tax rate	18.1%	15.9%	13.9%
	Adjusted effective tax rate (2)	16.5%	16.5%	15.9%
	Common share information
Per share ($)	- basic earnings	$2.88	$2.02	$1.88
	- reported diluted earnings	2.88	2.02	1.88
	- adjusted diluted earnings (2)	2.31	2.19	2.12
	- dividends	0.96	0.96	0.94
	- book value	42.59	40.36	36.49
Share price ($)	- high	91.58	88.70	84.10
	- low	86.57	76.91	76.70
	- closing	86.57	88.70	83.20
Shares outstanding (thousands)	- weighted-average basic	398,539	399,819	403,332
	- weighted-average diluted	399,217	400,255	403,770
	- end of period	398,136	399,250	401,960
	Market capitalization ($ millions)	$34,467	$35,413	$33,443
	Value measures
	Dividend yield (based on closing share price)	4.4%	4.3%	4.5%
	Reported dividend payout ratio	33.3%	47.6%	50.0%
	Adjusted dividend payout ratio (2)	41.4%	43.8%	44.3%
	Market value to book value ratio	2.03	2.20	2.28
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$77,290	$78,363	$72,657
	Loans and acceptances, net of allowance	256,819	256,380	251,145
	Total assets	400,955	398,006	392,508
	Deposits	314,336	315,164	307,967
	Common shareholders’ equity	16,955	16,113	14,668
	Average assets	410,019	405,239	402,059
	Average interest-earning assets	361,844	357,757	347,038
	Average common shareholders’ equity	16,581	15,885	14,698
	Assets under administration (3)	1,603,022	1,513,126	1,429,049
	Balance sheet quality measures
	Transitional basis
	Risk-weighted assets (RWA) ($ billions)	$153.2	$151.3	$134.8
	Common Equity Tier 1 (CET1) ratio	10.9%	11.0%	11.5%
	Tier 1 capital ratio	11.6%	11.8%	12.4%
	Total capital ratio	13.9%	14.3%	15.3%
	All-in basis
	RWA ($ billions)	$140.5	$136.7	$126.4
	CET1 ratio	9.5%	9.4%	9.6%
	Tier 1 capital ratio	11.5%	11.6%	12.0%
	Total capital ratio	14.2%	14.6%	15.3%
	Other information
	Full-time equivalent employees	43,573	43,039	42,793
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.

CIBC FIRST QUARTER 2014	3

Overview

Financial results

Reported net income for the quarter was $1,177 million, compared with $785 million for the same quarter last year and $825 million for the prior quarter.

Adjusted net income(1) for the quarter was $951 million, compared with $882 million for the same quarter last year and $894 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.88, compared with $1.88 for the same quarter last year and $2.02 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.31, compared with $2.12 for the same quarter last year and $2.19 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$239 million ($183 million after-tax) gain in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and TD, net of costs relating to the development of our enhanced travel rewards program ($123 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other). See the “Significant events” section for further details;
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(2), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);
•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$8 million ($6 million after-tax) amortization of intangible assets(3) ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $353 million, non-interest expenses by $55 million, and income tax expenses by $72 million. In aggregate, these items of note increased net income by $226 million.

Net interest income(4)

Net interest income was up $50 million or 3% from the same quarter last year, primarily due to volume growth across most retail products and higher revenue from corporate banking. These factors were partially offset by lower cards revenue as a result of the Aeroplan transactions noted above, and lower revenue from our exited FirstLine mortgage broker business.

Net interest income was up $12 million or 1% from the prior quarter, primarily due to volume growth and wider spreads across most retail products, and higher interest income from Wholesale Banking, largely offset by lower cards revenue as a result of the Aeroplan transactions noted above.

Non-interest income(4)

Non-interest income was up $419 million or 32% from the same quarter last year, primarily due to the gains relating to the Aeroplan transactions with Aimia and TD and the sale of an equity investment in our exited European leveraged finance portfolio, both shown as items of note, and higher mutual fund fees. The same quarter last year included a gain on the sale of our private wealth management business (Asia), also shown as an item of note.

Non-interest income was up $442 million or 34% from the prior quarter, primarily due to the gains relating to the Aeroplan transactions and the sale of an equity investment noted above. The prior quarter included the impairment of an equity position associated with our exited U.S. leveraged finance portfolio, also shown as an item of note.

Provision for credit losses

Provision for credit losses was down $47 million or 18% from the same quarter last year. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the cards portfolio, partially offset by a charge resulting from operational changes in the processing of write-offs, shown as an item of note. In Wholesale Banking, the provision was down due to lower losses in the U.S. real estate finance portfolio. In Corporate and Other, the provision was down primarily due to a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, shown as an item of note. The current quarter also had higher losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Provision for credit losses was down $53 million or 20% from the prior quarter. In Retail and Business Banking, the provision was down primarily due to lower losses in the commercial lending portfolio, partially offset by the charge relating to write-offs noted above. In Wholesale Banking, the provision was comparable with the prior quarter. In Corporate and Other, the provision was down primarily due to the reduction in the collective allowance noted above. The current quarter also had lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $9 million compared with the same quarter last year, primarily due to lower expenses in the structured credit run-off business, which included the Lehman-related settlement charge shown as an item of note in the same quarter last year, largely offset by the costs relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions noted above, as well as higher employee-related compensation and computer, software and office equipment expenses in the current quarter.

Non-interest expenses were up $49 million or 3% from the prior quarter, primarily due to higher employee-related compensation, partially offset by a restructuring charge relating to CIBC FirstCaribbean, which was included as an item of note in the prior quarter.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(3)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(4)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC FIRST QUARTER 2014

Income taxes

Income tax expense was up $133 million or 105% from the same quarter last year, and up $106 million or 69% from the prior quarter, primarily due to higher income.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $199 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the three months ended	Jan. 31, 2014 vs. Jan. 31, 2013	Jan. 31, 2014 vs. Oct. 31, 2013
Estimated increase in:
Total revenue	$ 37	$ 17
Provision for credit losses	3	1
Non-interest expense	15	7
Income taxes	1	1
Net income	18	8
Average US$ appreciation relative to C$	8.5%	3.6%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q4, 2013

•	$39 million ($37 million after-tax) restructuring charge relating to CIBC FirstCaribbean (Corporate and Other);
•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$24 million ($18 million after-tax) expenses relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•	$15 million ($11 million after-tax) gain from the structured credit run-off business (Wholesale Banking); and
•	$7 million ($6 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $2 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $20 million, increased non-interest expenses by $70 million, and decreased income tax expenses by $21 million. These items of note decreased net income by $69 million.

Q1, 2013

•	$148 million ($109 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $28 million, non-interest expenses by $165 million, and decreased income tax expenses by $40 million. In aggregate, these items of note decreased net income by $97 million.

CIBC FIRST QUARTER 2014	5

Significant events

Aeroplan Agreements and enhancements to CIBC travel rewards program

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia and TD that were announced on September 16, 2013.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding being acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC released $81 million of allowance for credit losses related to the sold portfolio, and incurred $3 million in direct costs related to the transaction in the three months ended January 31, 2014. The net gain on sale of the sold portfolio recognized in the three months ended January 31, 2014, which includes the upfront payments, release of allowance for credit losses and costs related to the transaction, is $278 million ($211 million after-tax).

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•	The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of 5 years.
•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•	The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.
•	CIBC is working with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

CIBC incurred incremental costs of $39 million ($28 million after-tax) in respect of supporting the tri-party agreements and in respect of the development of our enhanced travel rewards program in the three months ended January 31, 2014.

The aggregate increase in pre-tax income of $239 million ($183 million after-tax) in respect of the above has been treated as an item of note.

Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust, which has approximately US$24 billion in assets under management (AUM), provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments in the United States. The results of the acquired business have been consolidated from the date of close and are included in the Wealth Management SBU. For additional information, see Note 3 to our interim consolidated financial statements.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million.

6	CIBC FIRST QUARTER 2014

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2014				2013 (1)			2012 (1)
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Revenue
Retail and Business Banking	$2,255	$2,087	$2,067	$1,985	$2,010	$2,012	$2,014	$1,935
Wealth Management	502	470	458	443	432	420	401	418
Wholesale Banking (2)	680	520	589	574	557	567	519	455
Corporate and Other (2)	197	103	135	122	166	140	201	262
Total revenue	$3,634	$3,180	$3,249	$3,124	$3,165	$3,139	$3,135	$3,070
Net interest income	$1,905	$1,893	$1,883	$1,822	$1,855	$1,848	$1,883	$1,753
Non-interest income	1,729	1,287	1,366	1,302	1,310	1,291	1,252	1,317
Total revenue	3,634	3,180	3,249	3,124	3,165	3,139	3,135	3,070
Provision for credit losses	218	271	320	265	265	328	317	308
Non-interest expenses	1,979	1,930	1,878	1,825	1,988	1,823	1,830	1,762
Income before income taxes	1,437	979	1,051	1,034	912	988	988	1,000
Income taxes	260	154	173	172	127	145	156	198
Net income	$1,177	$825	$878	$862	$785	$843	$832	$802
Net income (loss) attributable to:
Non-controlling interests	$3	$(7)	$1	$2	$2	$3	$2	$1
Equity shareholders	1,174	832	877	860	783	840	830	801
EPS – basic	$2.88	$2.02	$2.13	$2.09	$1.88	$2.00	$1.98	$1.88
– diluted	2.88	2.02	2.13	2.09	1.88	2.00	1.98	1.87
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by the continued low interest rate environment and attrition in our exited FirstLine mortgage broker business. The current quarter included the gain relating to the Aeroplan transactions with Aimia and TD, partially offset by lower cards revenue as a result of these transactions.

Wealth Management revenue has benefitted from higher average AUM and strong net sales of long-term mutual funds. The current quarter also included the impact of the acquisition of Atlantic Trust on December 31, 2013.

Wholesale Banking revenue is influenced to a large extent by capital markets conditions, and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The current quarter included a gain on the sale of an equity investment in our exited European leveraged finance portfolio. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. and the loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis. The second quarter of 2012 included a hedge accounting loss on leveraged leases.

Corporate and Other includes the offset related to tax-exempt income noted above. The current quarter included the gain relating to the Aeroplan transactions noted above and the first quarter of 2013 included the gain on sale of the private wealth management business (Asia).

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the cards portfolio declined throughout 2012 and 2013. The current quarter had a charge resulting from operational changes in the processing of write-offs and the third quarter of 2013 had a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios. In Wholesale Banking, the second and third quarter of 2013 had higher losses in the exited European leveraged finance portfolio, and the fourth quarter of 2012 included losses in the exited U.S. leveraged finance portfolio. 2012 also included higher losses in the U.S. real estate finance portfolio. In Corporate and Other, the third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the current quarter included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense. The current quarter and the prior quarter had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD. The prior quarter also had a restructuring charge relating to CIBC FirstCaribbean. The first quarter of 2013 had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has generally been trending higher for the periods presented in the table above.

CIBC FIRST QUARTER 2014	7

Outlook for calendar year 2014

Global growth is expected to improve in 2014, helped by a diminished burden from fiscal tightening in both the U.S. and Europe, and a continuation of stimulative monetary policy. U.S. real gross domestic product (GDP) is expected to accelerate to approximately 3% as we move past the drag from tax hikes that affected 2013. A further climb in home building, and the lift to household incomes and credit quality from ongoing job creation should also help U.S. real GDP. Europe looks to have emerged from recession. Although some emerging markets are facing domestic policy challenges, they will benefit from improved global trade volumes. Canada’s growth rate should improve to the 2.0% to 2.5% range, as firmer global conditions support exports and capital spending, offsetting a slower pace of housing construction and continued restraint in government program spending. Consumer demand will be sustained at moderate growth rates by job creation. Both the U.S. Federal Reserve and the Bank of Canada are likely to wait until 2015 before raising short-term interest rates, although longer term rates could increase through the year in anticipation of that future policy turn.

In Retail banking, household credit demand, which has picked up due to faster mortgage growth, could decelerate later in the year if mortgage rates begin to climb and housing sales slow. Demand for business credit should pick up later in the year as more optimism emerges on capital spending. A further drop in the unemployment rate should support household credit quality, but there is little room for business and household insolvency rates to drop from what are already very low levels. Wealth management should see an improvement in demand for equities and other higher risk assets as global growth improves. Wholesale banking should benefit from rising capital spending that increases the demand for corporate lending and debt financing, and provincial governments will still have elevated borrowing needs, including those related to infrastructure projects. A sturdier global climate could reduce uncertainties that held back equity issuance in the prior year.

8	CIBC FIRST QUARTER 2014

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 12 of the 2013 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, as at or for the three months ended		2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$1,149	$808	$758
After-tax impact of items of note (2)		(226)	69	97
Adjusted net income attributable to diluted common shareholders (3)	B	$923	$877	$855
Diluted weighted-average common shares outstanding (thousands)	C	399,217	400,255	403,770
Reported diluted EPS ($)	A/C	$2.88	$2.02	$1.88
Adjusted diluted EPS ($) (3)	B/C	2.31	2.19	2.12
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,634	$3,180	$3,165
Pre-tax impact of items of note (2)		(353)	20	(28)
TEB		110	78	92
Adjusted total revenue (3)	E	$3,391	$3,278	$3,229
Reported non-interest expenses	F	$1,979	$1,930	$1,988
Pre-tax impact of items of note (2)		(55)	(70)	(165)
Adjusted non-interest expenses (3)	G	$1,924	$1,860	$1,823
Reported efficiency ratio	F/D	54.5%	60.7%	62.8%
Adjusted efficiency ratio (3)	G/E	56.7%	56.7%	56.5%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$1,149	$808	$758
After-tax impact of items of note (2)		(226)	69	97
Adjusted net income attributable to common shareholders (3)	I	$923	$877	$855
Dividends paid to common shareholders	J	$382	$384	$379
Reported dividend payout ratio	J/H	33.3%	47.6%	50.0%
Adjusted dividend payout ratio (3)	J/I	41.4%	43.8%	44.3%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	K	$16,581	$15,885	$14,698
Reported return on common shareholders’ equity	H/K	27.5%	20.2%	20.5%
Adjusted return on common shareholders’ equity (3)	I/K	22.1%	21.9%	23.1%
Reported and adjusted effective tax rate
Reported income before income taxes	L	$1,437	$979	$912
Pre-tax impact of items of note (2)		(298)	90	137
Adjusted income before income taxes (3)	M	$1,139	$1,069	$1,049
Reported income taxes	N	$260	$154	$127
Tax impact of items of note (2)		(72)	21	40
Adjusted income taxes (3)	O	$188	$175	$167
Reported effective tax rate	N/L	18.1%	15.9%	13.9%
Adjusted effective tax rate (3)	O/M	16.5%	16.5%	15.9%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jan. 31	Reported net income	$746	$114	$264	$53	$1,177
2014	After-tax impact of items of note (2)	(103)	3	(49)	(77)	(226)
	Adjusted net income (loss) (3)	$643	$117	$215	$(24)	$951
Oct. 31	Reported net income (loss)	$613	$103	$209	$(100)	$825
2013 (1)	After-tax impact of items of note (2)	19	2	8	40	69
	Adjusted net income (loss) (3)	$632	$105	$217	$(60)	$894
Jan. 31	Reported net income	$580	$89	$86	$30	$785
2013 (1)	After-tax impact of items of note (2)	2	–	109	(14)	97
	Adjusted net income (3)	$582	$89	$195	$16	$882
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Reflects impact of items of note under “Financial results” section.
(3)	Non-GAAP measure.

CIBC FIRST QUARTER 2014	9

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

10	CIBC FIRST QUARTER 2014

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Results(1)

$ millions, for the three months ended	2014 Jan. 31	2013 (2) Oct. 31	2013 (2) Jan. 31
Revenue
Personal banking	$1,576	$1,555	$1,482
Business banking	380	386	383
Other (3)	299	146	145
Total revenue	2,255	2,087	2,010
Provision for credit losses	210	215	241
Non-interest expenses	1,055	1,055	997
Income before taxes	990	817	772
Income taxes	244	204	192
Net income	$746	$613	$580
Net income attributable to:
Equity shareholders (a)	$746	$613	$580
Efficiency ratio	46.8%	50.5%	49.6%
Return on equity (4)	77.9%	61.5%	63.8%
Charge for economic capital (4) (b)	$(119)	$(125)	$(115)
Economic profit (4) (a+b)	$627	$488	$465
Full-time equivalent employees	22,243	21,781	22,063
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(3)	Includes run-off portfolios relating to FirstLine mortgage broker business, student loans and cards.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $746 million, up $166 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $133 million from the prior quarter, mainly due to higher revenue.

Revenue

Revenue was up $245 million or 12% from the same quarter last year.

Personal banking revenue was up $94 million, due to volume growth across most products, higher fees and wider spreads.

Business banking revenue was comparable with the same quarter last year, as narrower spreads were offset by volume growth and higher fees.

Other revenue was up $154 million, mainly due to the gain relating to the Aeroplan transactions with Aimia and TD shown as an item of note, partially offset by lower cards revenue as a result of these transactions, and lower revenue from our exited FirstLine mortgage broker business.

Revenue was up $168 million or 8% from the prior quarter.

Personal banking revenue was up $21 million, primarily due to volume growth and wider spreads.

Business banking revenue was down $6 million, primarily due to narrower spreads.

Other revenue was up $153 million, mainly due to the gain relating to the Aeroplan transactions noted above, partially offset by lower cards revenue as a result of these transactions.

Provision for credit losses

Provision for credit losses was down $31 million from the same quarter last year, mainly due to lower write-offs and bankruptcies in the cards portfolio, partially offset by a charge resulting from operational changes in the processing of write-offs, shown as an item of note.

Provision for credit losses was down $5 million from the prior quarter, primarily due to lower losses in the commercial lending portfolio, partially offset by the charge relating to write-offs noted above.

Non-interest expenses

Non-interest expenses were up $58 million or 6% from the same quarter last year, primarily due to the costs relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions noted above.

Non-interest expenses were comparable with the prior quarter.

Income taxes

Income taxes were up $52 million and $40 million from the same quarter last year and the prior quarter, respectively, primarily due to higher income.

CIBC FIRST QUARTER 2014	11

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Results(1)

$ millions, for the three months ended	2014 Jan. 31	2013 (2) Oct. 31	2013 (2) Jan. 31
Revenue
Retail brokerage	$284	$272	$259
Asset management	172	165	144
Private wealth management	46	33	29
Total revenue	502	470	432
Provision for (reversal of) credit losses	(1)	1	–
Non-interest expenses	351	335	316
Income before taxes	152	134	116
Income taxes	38	31	27
Net income	$114	$103	$89
Net income attributable to:
Non-controlling interests	$1	$–	$–
Equity shareholders (a)	113	103	89
Efficiency ratio	69.9%	71.4%	73.2%
Return on equity (3)	22.5%	21.5%	19.0%
Charge for economic capital (3) (b)	$(62)	$(59)	$(58)
Economic profit (3) (a+b)	$51	$44	$31
Full-time equivalent employees	4,056	3,840	3,765
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $114 million, up $25 million from the same quarter last year, and up $11 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $70 million or 16% from the same quarter last year.

Retail brokerage revenue was up $25 million, mainly due to higher fee-based and commission revenue.

Asset management revenue was up $28 million, primarily due to higher client AUM driven by market appreciation and net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in American Century Investments.

Private wealth management revenue was up $17 million, mainly due to the acquisition of Atlantic Trust on December 31, 2013, and higher AUM driven by client growth.

Revenue was up $32 million or 7% from the prior quarter.

Retail brokerage revenue was up $12 million, primarily due to higher fee-based revenue.

Asset management revenue was up $7 million, primarily due to higher client AUM driven by market appreciation and net sales of long-term mutual funds.

Private wealth management revenue was up $13 million, mainly due to higher AUM, including the impact of the acquisition noted above.

Non-interest expenses

Non-interest expenses were up $35 million or 11% from the same quarter last year, and up $16 million or 5% from the prior quarter, primarily due to higher employee-related compensation.

Income taxes

Income taxes were up $11 million from the same quarter last year and up $7 million from the prior quarter mainly due to higher income.

12	CIBC FIRST QUARTER 2014

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results(1)

$ millions, for the three months ended	2014 Jan. 31	2013 (2) Oct. 31	2013 (2) Jan. 31
Revenue
Capital markets	$330	$279	$327
Corporate and investment banking	250	246	211
Other	100	(5)	19
Total revenue (3)	680	520	557
Provision for (reversal of) credit losses	2	(1)	10
Non-interest expenses	329	271	445
Income before taxes	349	250	102
Income taxes (3)	85	41	16
Net income	$264	$209	$86
Net income attributable to:
Equity shareholders (a)	$264	$209	$86
Efficiency ratio (3)	48.3%	52.3%	79.9%
Return on equity (4)	44.9%	36.5%	15.8%
Charge for economic capital (4) (b)	$(73)	$(72)	$(67)
Economic profit (4) (a+b)	$191	$137	$19
Full-time equivalent employees	1,244	1,273	1,261
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $110 million for the quarter ended January 31, 2014 (October 31, 2013: $78 million; January 31, 2013: $92 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $264 million, up $178 million from the same quarter last year, mainly due to higher revenue and lower non-interest expenses. Net income was up $55 million from the prior quarter, mainly due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $123 million or 22% from the same quarter last year.

Capital markets revenue was up $3 million, primarily due to higher revenue from foreign exchange and equity derivatives trading, partially offset by a lower reversal of credit valuation adjustments (CVA) against credit exposures to derivative counterparties (other than financial guarantors) and lower debt and equity issuance revenue.

Corporate and investment banking revenue was up $39 million, mainly due to higher revenue from corporate banking and U.S. real estate finance and higher investment portfolio gains, partially offset by lower advisory and equity new issuance revenue.

Other revenue was up $81 million, primarily due to the gain on the sale of an equity investment in our exited European leveraged finance portfolio, shown as an item of note, partially offset by losses in the structured credit run-off business compared with gains in the prior year quarter.

Revenue was up $160 million or 31% from the prior quarter.

Capital markets revenue was up $51 million, mainly due to higher revenue from foreign exchange and equity derivatives trading, partially offset by lower debt issuance revenue.

Corporate and investment banking revenue was up $4 million, primarily due to higher corporate banking and advisory revenue, partially offset by lower revenue in U.S. real estate finance.

Other revenue was up $105 million from the prior quarter, primarily due to the gain on the sale of an equity investment noted above, partially offset by losses in the structured credit run-off business compared with gains in the prior quarter. The prior quarter included the impairment of an equity position associated with our exited U.S. leveraged finance portfolio, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $8 million from the same quarter last year, due to lower losses in the U.S. real estate finance portfolio.

Provision for credit losses was comparable with the prior quarter.

Non-interest expenses

Non-interest expenses were down $116 million or 26% from the same quarter last year, mainly due to higher expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. in the prior year quarter, partially offset by higher performance-based compensation.

Non-interest expenses were up $58 million or 21% from the prior quarter, mainly due to higher performance-based compensation.

Income taxes

Income taxes for the quarter were up $69 million from the same quarter last year, primarily due to higher income.

Income taxes for the quarter were up $44 million from the prior quarter, primarily due to higher income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

CIBC FIRST QUARTER 2014	13

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the three months ended	2014 Jan. 31	2013 Oct. 31	2013 Jan. 31
Net interest income (expense)	$(13)	$(12)	$(14)
Trading income	5	15	18
Designated at fair value (FVO) losses	(2)	(2)	(3)
Other income	–	16	5
Total revenue	(10)	17	6
Non-interest expenses	1	2	154
Income (loss) before taxes	(11)	15	(148)
Income taxes	(3)	4	(39)
Net income (loss)	$(8)	$11	$(109)

Net loss for the quarter was $8 million (US$7 million), compared with $109 million (US$110 million) for the same quarter last year and net income of $11 million (US$10 million) for the prior quarter.

Net loss for the quarter was mainly due to net interest expense and a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the mark-to-market (MTM) of the underlying positions, partially offset by gains on unhedged positions and a reduction in CVA relating to financial guarantors.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at January 31, 2014		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$229	$160	$–	$–	$229	$160
CLO	2,335	1	2,264	2,272	2,257	37	4,175	58	126	3
Corporate debt	–	–	–	–	4,000	11	–	–	4,000	14
Other	676	450	37	36	500	40	185	10	12	2
Unmatched	–	–	–	–	–	–	–	–	449	2
	$3,011	$451	$2,301	$2,308	$6,986	$248	$4,360	$68	$4,816	$181
October 31, 2013	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188
(1)	Excluded from the table above are equity available-for-sale (AFS) securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$14 million (October 31, 2013: US$10 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$69 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (63%) and European-based (35%) senior secured leveraged loans. As at January 31, 2014, approximately 32% of the total notional amount of the CLO tranches was rated equivalent to AAA, 64% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A+ or lower. As at January 31, 2014, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 56% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.0 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 35-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at January 31, 2014, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$260 million and a fair value of US$231 million, tracking notes classified as AFS with a notional value of US$6 million and a fair value of US$2 million, and loans with a notional value of US$57 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$156 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$130 million;
•	US$95 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$81 million; and
•	US$40 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$37 million and carrying value of US$36 million.

14	CIBC FIRST QUARTER 2014

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at January 31, 2014, include:

•	US$269 million notional value of written credit derivatives with a fair value of US$39 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$177 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$45 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at January 31, 2014	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$2,513	$–	$–	$28	$–	$2,541	$53	$(9)	$44
Non-investment grade	44	–	–	129	–	173	16	(9)	7
Unrated	1,618	–	–	28	–	1,646	29	(12)	17
	4,175	–	–	185	–	4,360	98	(30)	68
Other counterparties (1)
Investment grade	126	10	229	12	–	377	164	1	165
Unrated	–	3,990	–	–	449	4,439	16	–	16
	126	4,000	229	12	449	4,816	180	1	181
	$4,301	$4,000	$229	$197	$449	$9,176	$278	$(29)	$249
October 31, 2013	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparties is primarily one Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2014 was US$271 million relative to US$16 million of net exposure.

Lehman Brothers bankruptcy proceedings

During 2013, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

CIBC FIRST QUARTER 2014	15

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the three months ended	2014 Jan. 31	2013 (2) Oct. 31	2013 (2) Jan. 31
Revenue
International banking	$154	$148	$163
Other	43	(45)	3
Total revenue (3)	197	103	166
Provision for credit losses	7	56	14
Non-interest expenses	244	269	230
Loss before taxes	(54)	(222)	(78)
Income taxes (3)	(107)	(122)	(108)
Net income (loss)	$53	$(100)	$30
Net income (loss) attributable to:
Non-controlling interests	$2	$(7)	$2
Equity shareholders	51	(93)	28
Full-time equivalent employees	16,030	16,145	15,704
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(3)	TEB adjusted. See footnote 3 in “Wholesale Banking” section for additional details.

Financial overview

Net Income for the quarter was $53 million, up $23 million from the same quarter last year, mainly due to higher revenue, partially offset by higher non-interest expenses.

Net Income for the quarter was $53 million, compared to net loss of $100 million in the prior quarter, mainly due to higher revenue, lower provision for credit losses and non-interest expenses.

Revenue

Revenue was up $31 million or 19% from the same quarter last year.

International banking revenue was down $9 million, primarily due to the gain on the sale of our private wealth management (Asia) business included as an item of note in the same quarter last year, partially offset by higher revenue from CIBC FirstCaribbean.

Other revenue was up $40 million mainly due to the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. This was partially offset by lower treasury revenue and a higher TEB adjustment.

Revenue was up $94 million or 91% from the prior quarter.

International banking revenue was up $6 million, due to higher revenue from CIBC FirstCaribbean.

Other revenue was up $88 million, primarily due to the gain relating to the Aeroplan transactions noted above.

Provision for credit losses

Provision for credit losses was down $7 million from the same quarter last year, primarily due to a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, shown as an item of note. The current quarter also had higher losses in CIBC FirstCaribbean.

Provision for credit losses was down $49 million from the prior quarter, primarily due to the reduction in the collective allowance noted above. The current quarter also had lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were up $14 million or 6% compared with the same quarter last year, primarily due to higher expenses relating to CIBC FirstCaribbean and higher unallocated corporate support costs.

Non-interest expenses were down $25 million or 9% from the prior quarter, mainly due to a restructuring charge relating to CIBC FirstCaribbean shown as an item of note in the prior quarter, partially offset by higher unallocated corporate support costs.

Income taxes

Income tax benefit was comparable with the same quarter last year.

Income tax benefit was down $15 million from the prior quarter, primarily due to a lower loss, partially offset by a higher TEB adjustment.

16	CIBC FIRST QUARTER 2014

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2014 Jan. 31	2013 (1) Oct. 31
Assets
Cash and deposits with banks	$6,273	$6,379
Securities	71,017	71,984
Securities borrowed or purchased under resale agreements	27,195	28,728
Loans and acceptances, net of allowance	256,819	256,380
Derivative instruments	24,489	19,947
Other assets	15,162	14,588
	$400,955	$398,006
Liabilities and equity
Deposits	$314,336	$315,164
Obligations related to securities lent or sold short or under repurchase agreements	20,786	20,313
Derivative instruments	22,244	19,724
Other liabilities	20,469	20,583
Subordinated indebtedness	4,233	4,228
Equity	18,887	17,994
	$400,955	$398,006
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.

Assets

As at January 31, 2014, total assets were up $2.9 billion or 1% from October 31, 2013.

Cash and deposits with banks decreased by $106 million or 2%, mostly due to lower treasury deposit placements.

Securities decreased by $967 million or 1%, primarily due to a decrease in AFS securities, partially offset by an increase in trading securities. AFS securities decreased primarily due to lower Canadian government securities, partially offset by an increase in corporate debt securities. Trading securities increased primarily due to an increase in foreign government securities.

Securities borrowed or purchased under resale agreements decreased $1.5 billion or 5%, primarily due to treasury investment management activities.

Net loans and acceptances increased by $439 million. Residential mortgages were up $1.0 billion, primarily due to growth in CIBC-branded mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Credit card loans were down $3.3 billion, primarily due to the sale to TD. Business and government loans and acceptances were up $2.8 billion, largely due to an increase in our foreign lending portfolio.

Derivative instruments increased by $4.5 billion or 23%, largely driven by foreign exchange derivatives valuation.

Other assets increased $574 million or 4%, primarily due to the assets acquired as a result of the acquisition of Atlantic Trust.

Liabilities

As at January 31, 2014, total liabilities were up $2.1 billion or 1% from October 31, 2013.

Deposits decreased by $828 million, primarily due to lower outstanding secured borrowings, partially offset by retail volume growth. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased $473 million or 2%, primarily due to client-driven activities.

Derivative instruments increased by $2.5 billion or 13%, largely driven by foreign exchange derivatives valuation.

Equity

As at January 31, 2014, equity increased by $893 million or 5% from October 31, 2013, primarily due to a net increase in retained earnings and accumulated other comprehensive income (AOCI).

CIBC FIRST QUARTER 2014	17

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 29 to 36 of the 2013 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in capital targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings and AOCI (excluding AOCI relating to cash flow hedges), less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes preferred shares and innovative Tier 1 notes, and Tier 2 capital consists primarily of subordinated debentures, subject to phase-out rules for capital instruments that are non-qualifying.

OSFI has released its guidance on domestic systemically important banks (DSIBs) and the associated capital surcharge. CIBC is considered to be a DSIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and TD. DSIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Basel leverage ratio requirement

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework which contained some modifications to its consultative document dated June 2013.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets;
(ii)	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
(iii)	Derivative exposures as specified under the rules; and
(iv)	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

OSFI has indicated that it will issue a new leverage guideline later this year. The guideline will be effective in January 2015 and will replace the current assets-to-capital multiple (ACM) test with the Basel III leverage ratio test. Federally regulated deposit-taking institutions will be expected to have Basel III leverage ratios in excess of 3%.

Continuous enhancement to risk-based capital requirements

Last year the BCBS published a number of proposals for changes to the existing risk-based capital requirements (see page 30 of the 2013 Annual Report), and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. In addition to the leverage ratio document discussed above, since the start of the fiscal year, the BCBS has published the following updated proposal: “Revisions to the securitisation framework – consultative document”.

“Capital requirements for banks’ equity investments in funds – final standard” was published in December 2013. The final revised framework applies to banks’ investments in the equity of funds that are held in the banking book. The implementation date is January 1, 2017. Banks should look-through to the underlying assets of the fund in order to more properly reflect the risk of those investments. A fund’s use of leverage should also be considered when determining risk-based capital requirements associated with investments in the fund. The BCBS recognizes that a full look-through approach may not always be feasible to apply, and that alternative approaches are warranted under certain circumstances.

18	CIBC FIRST QUARTER 2014

Regulatory capital

Our capital ratios and ACM are presented in the table below:

$ millions, as at	2014 Jan. 31	2013 Oct. 31
Transitional basis
CET1 capital	$16,705	$16,698
Tier 1 capital	17,851	17,830
Total capital	21,295	21,601
RWA	153,245	151,338
CET1 ratio	10.9%	11.0%
Tier 1 capital ratio	11.6%	11.8%
Total capital ratio	13.9%	14.3%
ACM	18.4	x	18.0	x
All-in basis
CET1 capital	$13,347	$12,793
Tier 1 capital	16,189	15,888
Total capital	19,890	19,961
RWA	140,505	136,747
CET1 ratio	9.5%	9.4%
Tier 1 capital ratio	11.5%	11.6%
Total capital ratio	14.2%	14.6%

Capital ratios (All-in basis)

CET1 ratio increased 0.1% from October 31, 2013. CET1 capital increased due to internal capital generation (net income less dividends and shares repurchased for cancellation). This helped to offset an increase in RWAs during the quarter.

RWAs increased by $3.8 billion over the quarter, primarily driven by the impact of foreign exchange movements, commencement of the phase-in of the credit valuation capital charge and normal business growth, partially offset by the sale of the Aeroplan portfolio.

ACM

The ACM increased 0.4 times from October 31, 2013. This was due to a combination of a decrease in capital for ACM purposes along with an increase in gross assets for ACM purposes this quarter.

Significant capital management activity

Normal course issuer bid

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014.

During the quarter ended January 31, 2014, we purchased and cancelled an additional 1,415,100 common shares under this bid at an average price of $89.87 for a total amount of $127 million.

Dividends

On February 26, 2014, the Board of Directors approved an increase in our quarterly common share dividend from $0.96 per share to $0.98 per share for the quarter ending April 30, 2014.

CIBC FIRST QUARTER 2014	19

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada.

As at January 31, 2014, the underlying collateral for various asset types in our non-consolidated sponsored multi-seller conduits amounted to $2.0 billion (October 31, 2013: $2.1 billion). The estimated weighted-average life of these assets was 1.0 years (October 31, 2013: 1.1 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $15 million (October 31, 2013: $9 million). Our committed backstop liquidity facilities to these conduits were $3.1 billion (October 31, 2013: $3.2 billion). We also provided credit facilities of $30 million (October 31, 2013: $30 million) to these conduits as at January 31, 2014.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million (October 31, 2013: $110 million). As at January 31, 2014, we funded $84 million (October 31, 2013: $81 million) through the issuance of bankers’ acceptances.

$ millions, as at			2014 Jan. 31			2013 Oct. 31
	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC-sponsored conduits	$99	$2,049	$–	$90	$2,151	$–
CIBC-structured CDO vehicles	129	46	131	135	43	134
Third-party structured vehicles
Structured credit run-off	3,450	202	2,892	3,456	236	2,966
Continuing	619	23	–	540	–	–
Pass-through investment structures	3,087	–	–	3,090	–	–
Commercial mortgage securitization trust	12	–	–	5	–	–
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.0 billion (October 31, 2013: $3.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $348 million (October 31, 2013: $368 million). Notional of $2.6 billion (October 31, 2013: $2.7 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $212 million (October 31, 2013: $213 million). An additional notional of $156 million (October 31, 2013: $161 million) was hedged through a limited recourse note. Accumulated fair value losses were $14 million (October 31, 2013: $15 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 36 and 37 of the 2013 Annual Report.

20	CIBC FIRST QUARTER 2014

Management of risk

Our approach to management of risk, and our governance structure, have not changed significantly from that described on pages 38 to 72 of the 2013 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, and effective management of risks is fundamental to CIBC’s success. Our objective is to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(1)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(2)	As the second line of defence, CIBC’s risk management, compliance and other control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(3)	As the third line of defence, CIBC’s Internal Audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Additional information on our risk governance, risk management process and risk culture are provided on pages 39 to 43 of the 2013 Annual Report.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of businesses.

There were changes made during the quarter to the Risk Management structure. The current structure is illustrated below.

CIBC FIRST QUARTER 2014	21

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The ten key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•	Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.
•	Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk across CIBC’s portfolios.
•	Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.
•	Global Credit Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.
•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•	Retail Lending Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality.
•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality.
•	Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.
•	Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies.
•	Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. The main top and emerging risks that we consider with potential negative implications, that are material for CIBC, have not changed significantly from those described on pages 43 to 44 of the 2013 Annual Report.

22	CIBC FIRST QUARTER 2014

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at January 31, 2014:

(1)	Includes counterparty credit risk of $7,579 million.
(2)	Includes counterparty credit risk of $382 million.
(3)	Includes investment risk.

CIBC FIRST QUARTER 2014	23

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Exposure to credit risk

$ millions, as at	2014 Jan. 31	2013 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$83,710	$84,016
Undrawn commitments	38,304	35,720
Repo-style transactions	58,861	57,975
Other off-balance sheet	63,880	51,885
OTC derivatives	16,753	13,255
Gross exposure at default (EAD) on business and government portfolios	261,508	242,851
Less: repo collateral	50,544	51,613
Net EAD on business and government portfolios	210,964	191,238
Retail portfolios-AIRB approach
Drawn	193,067	195,796
Undrawn commitments	62,319	65,424
Other off-balance sheet	279	417
Gross EAD on retail portfolios	255,665	261,637
Standardized portfolios	11,592	10,798
Securitization exposures	16,303	16,799
Gross EAD	$545,068	$532,085
Net EAD	$494,524	$480,472

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. These solutions are intended to increase the ability of borrowers to service their obligation by providing often more favourable conditions than those originally provided.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current quarter, $20 million ($3 million for the quarter ended January 31, 2013) of loans have undergone TDR.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our Canadian residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at January 31, 2014	Insured (2)		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$46.0	68%	$21.8	32%	$9.3	100%	$46.0	60%	$31.1	40%
British Columbia	18.8	64	10.5	36	3.9	100	18.8	57	14.4	43
Alberta	17.0	74	6.0	26	2.8	100	17.0	66	8.8	34
Quebec	7.7	72	3.0	28	1.4	100	7.7	63	4.4	37
Other	11.8	76	3.7	24	1.8	100	11.8	68	5.5	32
Total Canadian portfolio (3)	$101.3	69%	$45.0	31%	$19.2	100%	$101.3	61%	$64.2	39%
October 31, 2013	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%
(1)	We did not have any insured HELOCs as at January 31, 2014 and October 31, 2013.
(2)	94% (October 31, 2013: 94%) is insured by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(3)	Geographical allocation is based on the address of the property managed.

24	CIBC FIRST QUARTER 2014

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	2014 Jan. 31		2013 Oct. 31		2013 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	71%	70%	71%	70%	71%	69%
British Columbia	66	65	67	66	67	65
Alberta	72	71	72	70	72	69
Quebec	72	72	72	71	72	70
Other	74	73	73	72	73	71
Total Canadian portfolio (2)	70%	70%	70%	69%	71%	69%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2014 (1)	60%	60%
October 31, 2013 (1)	59%	60%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2013 and January 31, 2014 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2013 and December 31, 2013, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.

The tables below summarize the remaining amortization profile of our total Canadian residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at January 31, 2014	–%	1%	3%	11%	20%	42%	23%	–%
As at October 31, 2013	1%	1%	3%	12%	19%	39%	25%	–%

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
As at January 31, 2014	3%	6%	11%	15%	25%	29%	11%	–%
As at October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2014, our Canadian condominium mortgages were $16.6 billion (October 31, 2013: $16.6 billion) of which 73% (October 31, 2013: 74%) were insured. Our drawn developer loans were $798 million (October 31, 2013: $920 million) or 1% of our business and government portfolio and our related undrawn exposure was $1.9 billion (October 31, 2013: $2.1 billion). The condominium developer exposure is diversified across 70 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2013 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at	2014 Jan. 31		2013 Oct. 31
	Exposure (1)
Investment grade	$6.94	84.8%	$4.59	85.0%
Non-investment grade	1.07	13.0	0.78	14.5
Watchlist	0.16	1.9	0.03	0.5
Unrated	0.02	0.3	–	–
	$8.19	100.0%	$5.40	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

CIBC FIRST QUARTER 2014	25

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the three months ended	2014 Jan. 31			2013 Oct. 31			2013 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans (GIL)
Balance at beginning of period	$843	$704	$1,547	$955	$668	$1,623	$1,128	$739	$1,867
Classified as impaired during the period	65	352	417	62	362	424	65	376	441
Transferred to not impaired during the period	(3)	(20)	(23)	(13)	(22)	(35)	(2)	(15)	(17)
Net repayments	(85)	(60)	(145)	(16)	(83)	(99)	(132)	(73)	(205)
Amounts written-off	(22)	(255)	(277)	(156)	(226)	(382)	(67)	(269)	(336)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	43	25	68	11	5	16	–	(1)	(1)
Balance at end of period	$841	$746	$1,587	$843	$704	$1,547	$992	$757	$1,749
Allowance for impairment (1)
Balance at beginning of period	$323	$224	$547	$405	$217	$622	$492	$229	$721
Amounts written-off	(22)	(255)	(277)	(156)	(226)	(382)	(67)	(269)	(336)
Recoveries of amounts written-off in previous periods	5	45	50	1	44	45	3	41	44
Charge to income statement	36	207	243	62	199	261	35	234	269
Interest accrued on impaired loans	(6)	(3)	(9)	(4)	(5)	(9)	(6)	(3)	(9)
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	12	9	21	15	(5)	10	1	1	2
Balance at end of period	$348	$227	$575	$323	$224	$547	$458	$233	$691
Net impaired loans
Balance at beginning of period	$520	$480	$1,000	$550	$451	$1,001	$636	$510	$1,146
Net change in gross impaired	(2)	42	40	(112)	36	(76)	(136)	18	(118)
Net change in allowance	(25)	(3)	(28)	82	(7)	75	34	(4)	30
Balance at end of period	$493	$519	$1,012	$520	$480	$1,000	$534	$524	$1,058
GIL less allowance for impairment as a percentage of related assets (2)			0.36%			0.35%			0.38%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.
(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

Impaired loans

During the quarter, $417 million of loans were newly classified as impaired. New classification as impaired was down $24 million from the same quarter last year, mainly attributable to consumer loans. New classification was down $7 million from the prior quarter, due to decrease in consumer loans, partially offset by an increase in the business and government loans.

Reductions in GIL due to transfer out of impaired loans and net repayments were $168 million. These reductions were down $54 million from the same quarter last year, due to a decrease in reduction in both business and government loans and consumer loans. They were up $34 million from the prior quarter, mainly driven by an increase in reduction in business and government loans, partially offset by a decrease in consumer loans.

The write-offs for the quarter totalled $277 million. The write-offs were down from the same quarter last year due to a decrease in both business and government loans and consumer loans. The write-offs were down $105 million from the prior quarter, primarily due to a decrease in business and government loan write-offs, partially offset by an increase in consumer loans resulting from operational changes in the processing of write-offs.

After experiencing an increase during the 2009 recession, GIL stabilized in 2011 and showed some improvements in 2012 and 2013. About half of the consumer GIL in this quarter were from Canada, in which insured mortgages accounted for the majority, and where losses are expected to be minimal. Consumer GIL in CIBC FirstCaribbean increased this quarter mainly due to continued economic pressure in the Caribbean region. GIL in business and government loans were comparable to the prior quarter, but lower than the same quarter last year due to write-offs of impaired accounts in the sectors of business services, publishing and transportation sectors, as well as U.S. real estate finance accounts originated before 2009.

Allowance for Impairment

The allowance for impairment was down $116 million or 17% from the same quarter last year. The individually assessed allowance for business and government loans decreased by $100 million or 23%, mainly driven by decreases in the real estate, construction, and transportation sectors. The decrease in the real estate and construction sectors was primarily in the U.S., and was consistent with the decrease in GIL. The decrease in the transportation sector was attributable to the write-off of an account in the U.S. in the second quarter of 2013. The individually assessed allowance for consumer loans was comparable to the same quarter last year. The collectively assessed allowance for consumer impairment was down $7 million or 3% due to a revision of estimated loss parameters on unsecured lending portfolios implemented in the third quarter of 2013, partially offset by an increase in the mortgage portfolio of CIBC FirstCaribbean. The collectively assessed allowance for business and government impairment was down $10 million, with small decreases spread across various sectors.

The allowance for impairment was $575 million, up $28 million or 5% from the prior quarter. The individually assessed allowance for business and government loans increased by $27 million or 9%, largely driven by an increase in the business services and real estate and construction sectors. Both of these movements were primarily in the Caribbean region and they were consistent with the changes in GIL. Business and government GIL decreased $40 million in the U.S., where individually assessed allowances decreased $8 million. The decrease in both GIL and the individually assessed allowance was largely driven by the U.S. real estate finance accounts originated before 2009. Both of the individually assessed allowance for consumer loans and the collectively assessed allowance for impairment were comparable to the prior quarter.

26	CIBC FIRST QUARTER 2014

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. These countries include Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 94% (2013: 96%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2014	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$1	$–	$1	$–		$–	$–
Belgium	5	–	99	104	–		–	–
Finland	1	1	2	4	313		–	313
France	49	–	1	50	177		8	185
Germany	392	92	5	489	14		–	14
Greece	–	–	–	–	–		–	–
Ireland	–	–	2	2	–		17	17
Italy	1	–	–	1	–		–	–
Luxembourg	16	–	177	193	13		–	13
Malta	–	–	–	–	–		–	–
Netherlands	10	249	109	368	–		2	2
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$474	$343	$396	$1,213	$517		$27	$544
Czech Republic	–	–	–	–	–		–	–
Denmark	–	–	28	28	–		9	9
Norway	1	142	140	283	–		–	–
Sweden	177	100	302	579	40		–	40
Switzerland	259	–	362	621	207		–	207
Turkey	–	–	96	96	–		12	12
United Kingdom	667	374	338	1,379	2,096	(1)	196	2,292
Total non-Eurozone	$1,104	$616	$1,266	$2,986	$2,343		$217	$2,560
Total Europe	$1,578	$959	$1,662	$4,199	$2,860		$244	$3,104
October 31, 2013	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130
(1)	Includes $188 million of exposure (notional value of $215 million and fair value of $27 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

CIBC FIRST QUARTER 2014	27

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at January 31, 2014	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$1	$1	$–	$1	$2
Belgium	–	1	1	2	–	2	106
Finland	–	–	5	5	–	5	322
France	3	–	11	14	–	14	249
Germany	–	12	230	242	1	241	744
Greece	–	–	–	–	–	–	–
Ireland	–	–	1	1	–	1	20
Italy	–	–	5	5	–	5	6
Luxembourg	–	–	3	3	–	3	209
Malta	–	2	–	2	–	2	2
Netherlands	–	–	12	12	–	12	382
Portugal	–	–	–	–	–	–	–
Spain	–	–	–	–	–	–	1
Total Eurozone	$3	$15	$269	$287	$1	$286	$2,043
Czech Republic	–	–	55	55	55	–	–
Denmark	–	–	3	3	3	–	37
Norway	–	109	–	109	109	–	283
Sweden	1	–	36	37	36	1	620
Switzerland	–	18	815	833	804	29	857
Turkey	–	–	–	–	–	–	108
United Kingdom	218	2	4,077	4,297	4,004	293	3,964
Total non-Eurozone	$219	$129	$4,986	$5,334	$5,011	$323	$5,869
Total Europe	$222	$144	$5,255	$5,621	$5,012	$609	$7,912
October 31, 2013	$177	$317	$5,336	$5,830	$5,346	$484	$6,587
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.0 billion (October 31, 2013: $1.4 billion), collateral on repo-style transactions was $4.0 billion (October 31, 2013: $4.0 billion), and both are comprised of cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Turkey, Guernsey, or Russia.

$ millions, as at January 31, 2014	Total indirect exposure
Austria	$–
Belgium	40
Finland	21
France	403
Germany	279
Greece	11
Ireland	20
Italy	70
Luxembourg	80
Malta	–
Netherlands	252
Portugal	–
Spain	147
Total Eurozone	$1,323
Denmark	$25
Norway	14
Sweden	59
Switzerland	8
United Kingdom	390
Total non-Eurozone	$496
Total exposure	$1,819
October 31, 2013	$1,888

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $156 million (October 31, 2013: $211 million).

28	CIBC FIRST QUARTER 2014

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 57 to 58 of the 2013 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2014	Drawn	Undrawn
Construction program	$158	$58
Interim program	5,983	408
Permanent program	226	–
Exposure, net of allowance	$6,367	$466
Of the above:
Net impaired	$103	$–
On credit watch list	168	2
Exposure, net of allowance, as at October 31, 2013	$5,938	$467

As at January 31, 2014, the allowance for credit losses for this portfolio was $48 million (October 31, 2013: $55 million). During the quarter ended January 31, 2014, we recorded provision for credit losses of $3 million ($9 million for the quarter ended January 31, 2013).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at January 31, 2014, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2013: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and U.S. are discussed below.

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at January 31, 2014	Drawn	Undrawn
Manufacturing – capital goods	$199	$8
Publishing, printing and broadcasting	5	–
Utilities	10	–
Transportation	4	1
Exposure, net of allowance	$218	$9
Of the above:
Net impaired	$5	$–
On credit watch list	175	8
Exposure, net of allowance, as at October 31, 2013 (1)	$359	$28
(1)	Excludes $21 million of carrying value relating to equity received pursuant to a reorganization. We sold this equity investment during the quarter. See “Overview” section for additional information.

Our exposure declined primarily due to loan repayments in the current quarter. These repayments occurred in conjunction with our sale of an equity investment in the borrower that we had previously received pursuant to an earlier reorganization. See “Overview” section for additional information.

As at January 31, 2014, the allowance for credit losses for this portfolio was $37 million (October 31, 2013: $35 million). During the quarter ended January 31, 2014, the provision for credit losses was nil (nil for the quarter ended January 31, 2013).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2014	Drawn	Undrawn
Transportation	$38	$–
Publishing, printing and broadcasting	8	–
Exposure, net of allowance	$46	$–
Of the above:
Net impaired	$38	$–
On credit watch list	8	–
Exposure, net of allowance, as at October 31, 2013	$44	$4

As at January 31, 2014, the allowance for credit losses for this portfolio was $2 million (October 31, 2013: $2 million). During the quarter ended January 31, 2014, the provision for credit losses was nil (net reversal of $1 million for the quarter ended January 31, 2013).

CIBC FIRST QUARTER 2014	29

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Risk measurement

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2014 Jan. 31					2013 Oct. 31 (1)
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,239	$–		$1,279	$960	$2,211	$–		$1,165	$1,046	Foreign exchange
Interest-bearing deposits with banks	4,034	51		3,983	–	4,168	111		4,057	–	Interest rate
Securities	71,017	44,386	(2)	26,631	–	71,984	43,160	(2)	28,824	–	Equity, interest rate
Cash collateral on securities borrowed	3,050	–		3,050	–	3,417	–		3,417	–	Interest rate
Securities purchased under resale agreements	24,145	–		24,145	–	25,311	–		25,311	–	Interest rate
Loans
Residential mortgages	151,934	–		151,934	–	150,938	–		150,938	–	Interest rate
Personal	34,363	–		34,363	–	34,441	–		34,441	–	Interest rate
Credit card	11,434	–		11,434	–	14,772	–		14,772	–	Interest rate
Business and government	50,256	1,830	(3)	48,426	–	48,207	2,148	(3)	46,059	–	Interest rate
Allowance for credit losses	(1,620)	–		(1,620)	–	(1,698)	–		(1,698)	–	Interest rate
Derivative instruments	24,489	21,377	(4)	3,112	–	19,947	17,626	(4)	2,321	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,452	–		10,452	–	9,720	–		9,720	–	Interest rate
Other assets	15,162	1,116		6,963	7,083	14,588	1,226		6,537	6,825	Interest rate, equity, foreign exchange
	$400,955	$68,760		$324,152	$8,043	$398,006	$64,271		$325,864	$7,871
Deposits	$314,336	$397 (5)		$279,839	$34,100	$315,164	$388	(5)	$281,027	$33,749	Interest rate
Obligations related to securities sold short	13,214	12,870		344	–	13,327	13,144		183	–	Interest rate
Cash collateral on securities lent	1,176	–		1,176	–	2,099	–		2,099	–	Interest rate
Obligations related to securities sold under repurchase agreements	6,396	–		6,396	–	4,887	–		4,887	–	Interest rate
Derivative instruments	22,244	20,196	(4)	2,048	–	19,724	18,220	(4)	1,504	–	Interest rate, foreign exchange
Acceptances	10,452	–		10,452	–	9,721	–		9,721	–	Interest rate
Other liabilities	10,017	593		4,190	5,234	10,862	872		4,143	5,847	Interest rate
Subordinated indebtedness	4,233	–		4,233	–	4,228	–		4,228	–	Interest rate
	$382,068	$34,056		$308,678	$39,334	$380,012	$32,624		$307,792	$39,596
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Excludes structured credit run-off business of $861 million (October 31, 2013: $837 million). These are considered non-trading for market risk purposes.
(3)	Excludes $228 million (October 31, 2013: $63 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(4)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(5)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

The following three tables show value at risk (VaR), stressed VaR and incremental risk charge for our trading activities based on risk type under an internal models-based approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Average total VaR for the three months ended January 31, 2014 was up 2% from the last quarter, driven mainly by an increase in our equity and debt specific risks, partially offset by a decrease in interest rate and credit spread risks.

Average total stressed VaR for the three months ended January 31, 2014 was up 115% from the last quarter. During the current stressed VaR period from January 7, 2008 to January 6, 2009, the market exhibited not only increased volatility in interest rate but also increased volatility in equity price combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average incremental risk charge for the three months ended January 31, 2014 was up 4% from the last quarter, mainly due to an increase in the investment grade trading inventory.

30	CIBC FIRST QUARTER 2014

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2014 Jan. 31		2013 Oct. 31		2013 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$2.8	$0.7	$1.6	$1.2	$1.2	$2.0	$3.7	$3.0
Credit spread risk	1.4	0.9	1.2	1.1	1.2	1.3	1.8	1.7
Equity risk	9.1	1.8	1.9	2.6	1.9	2.0	2.2	2.2
Foreign exchange risk	0.8	0.4	0.6	0.6	0.5	0.6	1.3	0.5
Commodity risk	1.7	0.6	0.9	0.9	0.6	0.9	0.8	1.0
Debt specific risk	3.5	1.9	3.0	2.5	2.5	2.3	2.4	2.6
Diversification effect (1)	n/m	n/m	(4.9)	(4.5)	(4.3)	(4.8)	(7.3)	(6.0)
Total VaR (one-day measure)	$9.7	$3.3	$4.3	$4.4	$3.6	$4.3	$4.9	$5.0

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2014 Jan. 31		2013 Oct. 31		2013 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$18.0	$0.5	$18.0	$7.1	$3.9	$5.1	$8.9	$9.5
Credit spread risk	9.0	1.3	7.1	6.8	4.9	4.7	6.0	5.1
Equity risk	21.3	0.9	1.1	4.8	1.9	2.5	1.3	3.1
Foreign exchange risk	3.8	0.4	0.7	1.0	0.7	0.6	1.9	1.7
Commodity risk	14.7	0.3	1.2	3.0	0.8	1.2	0.4	1.3
Debt specific risk	4.0	0.7	3.0	2.2	1.7	1.3	1.4	1.5
Diversification effect (1)	n/m	n/m	(15.3)	(14.8)	(10.5)	(10.7)	(9.4)	(10.4)
Total stressed VaR (one-day measure)	$18.1	$3.1	$15.8	$10.1	$3.4	$4.7	$10.5	$11.8

(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the three months ended				2014 Jan. 31		2013 Oct. 31		2013 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$117.0	$71.1	$86.6	$86.5	$102.9	$81.0	$36.0	$51.7
Migration risk	58.5	30.1	51.3	43.9	45.4	44.4	40.4	41.9
Incremental risk charge (one-year measure)	$170.2	$105.0	$137.9	$130.4	$148.3	$125.4	$76.4	$93.6

Trading revenue

The trading revenue (TEB) and VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the previous day close of business VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 98% of the days. Trading loss did not exceed VaR during the quarter. During the quarter, the largest loss totalling $1.7 million occurred on January 24, 2014. The loss was driven by a sharp increase in commodity prices. The largest gain of $15.7 million occurred on January 23, 2014. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $4.2 million during the quarter and the average daily TEB was $1.7 million.

Trading revenue (TEB)(1) versus VaR

(1)	Certain fair value adjustments such as OIS are recorded only at month end but allocated throughout the month for the table above.

CIBC FIRST QUARTER 2014	31

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e. the analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2014 Jan. 31			2013 Oct. 31			2013 Jan. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$150	$(1)	$5	$167	$1	$4	$109	$(14)	$3
Increase (decrease) in present value of shareholders’ equity	(4)	(141)	(41)	28	(155)	(38)	(35)	(145)	(42)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(216)	–	(4)	(235)	–	(3)	(169)	7	(2)
Increase (decrease) in present value of shareholders’ equity	(16)	114	42	(191)	126	40	(58)	110	43
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$279	$(1)	$10	$314	$2	$8	$202	$(28)	$7
Increase (decrease) in present value of shareholders’ equity	(37)	(282)	(81)	10	(310)	(77)	(122)	(290)	(84)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(424)	(8)	(7)	(460)	(5)	(6)	(330)	1	(5)
Increase (decrease) in present value of shareholders’ equity	(140)	155	64	(513)	184	62	(268)	137	68

32	CIBC FIRST QUARTER 2014

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at							2014 Jan. 31	2013 Oct. 31 (1)
	Gross liquid assets				Encumbered liquid assets (2)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$6,272	(3)	$–		$379	$–	$5,893	$5,527
Securities	69,354	(4)	54,106	(5)	16,035	32,915	74,510	77,368
NHA mortgage-backed securities	57,861	(6)	–		30,541	–	27,320	22,671
Mortgages	11,433	(7)	–		11,433	–	–	–
Credit cards	4,713	(8)	–		4,713	–	–	–
Other assets	2,928	(9)	–		2,546	–	382	334
	$152,561		$54,106		$65,647	$32,915	$108,105	$105,900
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(3)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(4)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,663 million (October 31, 2013: $1,621 million).
(5)	Comprises $3,050 million (October 31, 2013: $3,417 million) of cash collateral on securities borrowed, $24,145 million (October 31, 2013: $25,311 million) of securities purchased under resale agreements, $25,200 million (October 31, 2013: $24,157 million) of securities borrowed against securities lent, and $1,711 million (October 31, 2013: $759 million) of securities received for derivative collateral.
(6)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties including those in the Covered Bond Programme. These are reported in Loans on our interim consolidated balance sheet.
(7)	Comprises mortgages, excluding NHA mortgage-backed securities, included in the Covered Bond Programme.
(8)	Comprises assets held in consolidated trusts supporting funding liabilities.
(9)	Comprises $2,546 million (October 31, 2013: $2,727 million) of cash pledged for derivatives collateral and $382 million (October 31, 2013: $334 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the 2013 annual consolidated financial statements.

Our unencumbered liquid assets increased by $2.2 billion or 2% from October 31, 2013, primarily due to a decrease in the encumbrances related to NHA mortgage-backed securities, partially offset by an increase in the encumbrances related to securities.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at	2014 Jan. 31	2013 Oct. 31 (1)
CIBC parent bank	$80,264	$78,761
Broker/dealer (2)	15,074	15,049
Other significant subsidiaries	12,767	12,090
	$108,105	$105,900
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

CIBC FIRST QUARTER 2014	33

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
Jan. 31	Cash and deposits with banks	$6,273	$–	$6,273	$12	$367	$5,894	(1)	$–
2014	Securities	71,017	–	71,017	16,035	–	53,319		1,663
	Securities borrowed or purchased under resale agreements	–	27,195	27,195	13,940	–	13,255		–
	Loans	246,367	–	246,367	46,687	350	27,320		172,010
	Other
	Derivative instruments	24,489	–	24,489	–	–	–		24,489
	Customers’ liability under acceptances	10,452	–	10,452	–	–	–		10,452
	Land, building and equipment	1,795	–	1,795	–	–	–		1,795
	Goodwill	1,870	–	1,870	–	–	–		1,870
	Software and other intangible assets	881	–	881	–	–	–		881
	Investments in equity-accounted associates and joint ventures	1,715	–	1,715	–	–	–		1,715
	Other assets	8,901	–	8,901	2,546	–	382		5,973
		$373,760	$27,195	$400,955	$79,220	$717	$100,170		$220,848
Oct. 31	Cash and deposits with banks	$6,379	$–	$6,379	$11	$771	$5,597	(1)	$–
2013 (2)	Securities	71,984	–	71,984	14,103	–	56,260		1,621
	Securities borrowed or purchased under resale agreements	–	28,728	28,728	17,166	–	11,562		–
	Loans	246,660	–	246,660	50,107	422	22,671		173,460
	Other
	Derivative instruments	19,947	–	19,947	–	–	–		19,947
	Customers’ liability under acceptances	9,720	–	9,720	–	–	–		9,720
	Land, building and equipment	1,719	–	1,719	–	–	–		1,719
	Goodwill	1,733	–	1,733	–	–	–		1,733
	Software and other intangible assets	756	–	756	–	–	–		756
	Investments in equity-accounted associates and joint ventures	1,695	–	1,695	–	–	–		1,695
	Other assets	8,685	–	8,685	2,727	–	334		5,624
		$369,278	$28,728	$398,006	$84,114	$1,193	$96,424		$216,275
(1)	Includes $1 million (October 31, 2013: $70 million) of interest-bearing deposits with contractual maturities greater than 30 days.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.

Funding

We manage liquidity to meet both short- and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $127.3 billion as at January 31, 2014 (October 31, 2013: $125.0 billion).

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at January 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$3,069	$1,637	$116	$–	$4,822	$–	$–	$4,822
Certificates of deposit and commercial paper	2,540	2,682	2,108	2,584	9,914	5,935	5,962	21,811
Bearer deposit notes and bankers acceptances	3,832	428	837	558	5,655	–	–	5,655
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	10	432	2,240	2,912	5,594	10,123	13,281	28,998
Senior unsecured structured notes	–	287	23	289	599	14	–	613
Covered bonds/Asset-backed securities
Mortgage securitization	–	1,818	–	3,716	5,534	3,045	19,554	28,133
Covered bonds	–	–	–	5,743	5,743	4,444	3,348	13,535
Cards securitization	–	351	–	1,114	1,465	1,541	1,707	4,713
Subordinated liabilities	–	–	–	258	258	–	3,975	4,233
Other	–	–	–	–	–	–	–	–
	$9,451	$7,635	$5,324	$17,174	$39,584	$25,102	$47,827	$112,513
Of which:
Secured	$–	$2,169	$–	$10,573	$12,742	$9,030	$24,609	$46,381
Unsecured	9,451	5,466	5,324	6,601	26,842	16,072	23,218	66,132
	$9,451	$7,635	$5,324	$17,174	$39,584	$25,102	$47,827	$112,513
October 31, 2013	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at	2014 Jan. 31		2013 Oct. 31
CAD	$63.1	56%	$69.2	57%
USD	42.3	38	44.2	37
EUR	1.3	1	1.3	1
Other	5.8	5	6.2	5
	$112.5	100%	$120.9	100%

34	CIBC FIRST QUARTER 2014

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2014 Jan. 31	2013 Oct. 31
One-notch downgrade	$ 0.1	$ 0.1
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.7	0.9

Liquidity Coverage Ratio Disclosure Standards

In January 2014, the BCBS published the Liquidity Coverage Ratio (LCR) Disclosure Standards. The document outlines the minimum standards applicable for public disclosure of the LCR by all internationally active banks. Banks will be required to disclose quantitative information about the LCR using a common template, supplemented by qualitative discussion, as appropriate, on key elements of the liquidity metric. These standards are effective for the first reporting period after January 1, 2015. OSFI has indicated that additional implementation guidance, applicable to Canadian banks, will be provided in due course. We are currently updating processes and systems to meet the stipulated timeline and requirements.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. CIBC models the behaviour of both assets and liabilities on a net cash flow basis by applying recommended regulatory stress assumptions, supplemented by business experience, against contractual maturities and contingent exposures to construct its behavioural balance sheet. The behavioural balance sheet is a key component of CIBC’s liquidity risk management framework and is the basis by which CIBC manages its liquidity risk profile.

$ millions, as at January 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,239	$–	$–	$–	$–	$–	$–	$–	$–	$2,239
Interest bearing deposits with banks	4,033	–	1	–	–	–	–	–	–	4,034
Securities	2,052	3,294	1,557	707	779	4,396	14,219	12,165	31,848	71,017
Cash collateral on securities borrowed	3,050	–	–	–	–	–	–	–	–	3,050
Securities purchased under resale agreements	14,413	6,680	2,010	628	414	–	–	–	–	24,145
Loans
Residential mortgages	199	3,424	6,684	4,836	4,819	34,759	90,954	6,259	–	151,934
Personal	1,533	618	861	938	984	80	183	669	28,497	34,363
Credit card	229	457	686	686	686	2,744	5,946	–	–	11,434
Business and government	4,928	1,359	2,601	2,441	2,192	4,666	15,270	16,799	–	50,256
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,620)	(1,620)
Derivative instruments	6,611	1,331	944	645	855	3,173	5,362	5,568	–	24,489
Customers’ liability under acceptances	8,518	1,934	–	–	–	–	–	–	–	10,452
Other assets	–	–	–	–	–	–	–	–	15,162	15,162
	$47,805	$19,097	$15,344	$10,881	$10,729	$49,818	$131,934	$41,460	$73,887	$400,955
October 31, 2013 (1)	$43,037	$16,420	$10,578	$14,461	$11,500	$44,524	$140,137	$44,355	$72,994	$398,006
Liabilities
Deposits (2)	$20,067	$12,296	$14,665	$17,181	$15,788	$33,788	$46,982	$13,571	$139,998	$314,336
Obligations related to securities sold short	13,214	–	–	–	–	–	–	–	–	13,214
Cash collateral on securities lent	1,176	–	–	–	–	–	–	–	–	1,176
Obligations related to securities sold under repurchase agreements	5,941	455	–	–	–	–	–	–	–	6,396
Derivative instruments	6,369	1,129	748	453	589	2,879	5,158	4,919	–	22,244
Acceptances	8,518	1,934	–	–	–	–	–	–	–	10,452
Other liabilities	–	–	–	–	–	–	–	–	10,017	10,017
Subordinated indebtedness	–	–	–	258	–	–	32	3,943	–	4,233
	$55,285	$15,814	$15,413	$17,892	$16,377	$36,667	$52,172	$22,433	$150,015	$382,068
October 31, 2013 (1)	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,371	$147,001	$380,012
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Comprises $127.3 billion (October 31, 2013: $125.0 billion) of personal deposits of which $122.9 billion (October 31, 2013: $120.4 billion) are in Canada and $4.4 billion (October 31, 2013: $4.6 billion) in other countries; $181.3 billion (October 31, 2013: $182.9 billion) of business and government deposits of which $144.6 billion (October 31, 2013: $149.0 billion) are in Canada and $36.7 billion (October 31, 2013: $33.9 billion) in other countries; and $5.7 billion (October 31, 2013: $5.6 billion) of bank deposits of which $1.9 billion (October 31, 2013: $2.0 billion) are in Canada and $3.8 billion (October 31, 2013: $3.6 billion) in other countries.

Our net asset position remained unchanged relative to October 31, 2013. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC FIRST QUARTER 2014	35

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit–related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$25,200	$–	$–	$–	$–	$–	$–	$–	$–	$25,200
Unutilized credit commitments	1,158	3,503	1,142	1,199	978	4,853	28,653	1,510	109,854	152,850
Backstop liquidity facilities	–	396	–	303	3,059	–	–	–	–	3,758
Standby and performance letters of credit	928	1,279	1,874	1,380	2,339	455	977	335	–	9,567
Documentary and commercial letters of credit	84	201	26	–	–	–	–	–	–	311
Underwriting commitments (3)	371	275	110	–	–	–	–	–	–	756
Other	248	–	–	–	–	–	–	–	–	248
	$27,989	$5,654	$3,152	$2,882	$6,376	$5,308	$29,630	$1,845	$109,854	$192,690
October 31, 2013 (4)	$26,147	$9,615	$3,343	$3,035	$2,528	$5,435	$25,942	$2,051	$116,487	$194,583
(1)	Includes $88.3 billion (October 31, 2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.2 billion (October 31, 2013: $2.1 billion) for cash because it is reported on the interim consolidated balance sheet.
(3)	Includes $6 million (October 31, 2013: nil) pertaining to our portion of joint and several underwriting agreements with other syndicates.
(4)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$33	$67	$101	$100	$100	$379	$949	$1,289	$3,018
Purchase obligations (1)	15	146	227	153	156	475	957	302	2,431
Pension contributions (2)	18	37	55	56	–	–	–	–	166
	$66	$250	$383	$309	$256	$854	$1,906	$1,591	$5,615
October 31, 2013	$68	$221	$341	$357	$274	$809	$1,716	$1,599	$5,385
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2014 are excluded due to the significant variability in the assumptions required to project the timing of cash flows.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, reputation and legal, regulatory, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 70 to 72 of the 2013 Annual Report.

36	CIBC FIRST QUARTER 2014

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2013 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2013, except as described in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. The key management judgments and estimates remain substantially unchanged from those described on pages 73 to 77 of the 2013 Annual Report, except for the valuation of financial instruments, securitizations and structured entities and post-employment and other long-term benefit plan assumptions, which have been impacted by the adoption of new and amended accounting standards as described below.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Effective November 1, 2013, CIBC adopted IFRS 13 “Fair Value Measurement”. Adoption of this standard did not result in changes to how we measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e. the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models using all significant observable inputs (Level 2) or one of more significant non-observable inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on one or more significant non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

$ millions, as at	2014 Jan. 31			2013 (1) Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (2)	Structured credit run-off business	Total CIBC	Total CIBC (2)
Financial assets
Trading securities and loans	$861	$889	1.9%	$837	$837	1.8%
AFS securities	16	889	3.5	13	913	3.3
FVO securities	144	144	49.0	147	147	51.2
Derivative instruments	285	332	1.4	295	341	1.7
	$1,306	$2,254	2.3%	$1,292	$2,238	2.4%
Financial liabilities
Deposits and other liabilities (3)	$551	$788	28.7%	$510	$737	29.9%
Derivative instruments	397	460	2.1	413	474	2.4
	$948	$1,248	3.3%	$923	$1,211	3.4%
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.
(2)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the interim consolidated financial statements.
(3)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2014 Jan. 31	2013 Oct. 31
Securities
Market risk	$2	$5
Derivatives
Market risk	64	57
Credit risk	39	42
Administration costs	5	5
Total valuation adjustments	$110	$109

CIBC FIRST QUARTER 2014	37

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 48 of the 2013 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our roll-rate models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, evidence of credit quality improvements or deterioration, and events such as the 2013 Alberta floods. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 47 of the 2013 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Effective November 1, 2013, with retrospective application to November 1, 2012, CIBC adopted IFRS 10 “Consolidated Financial Statements” which replaced IAS 27 “Consolidated and Separate Financial Statements” and Standards Interpretation Committee (“SIC”) –12 “Consolidation – Special Purpose Entities”. Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several structured entities that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we continue to consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties which qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several structured entities that purchase pools of third-party assets. We monitor the extent to which we support these structured entities through direct investment in the debt issued by the structured entities and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a structured entity, IFRS 10 requires that we reconsider this assessment if facts and circumstances indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses power, or

38	CIBC FIRST QUARTER 2014

when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at January 31, 2014, we had goodwill of $1,870 million (October 31, 2013: $1,733 million) and other intangible assets with an indefinite life of $138 million (October 31, 2013: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We performed our annual impairment testing of goodwill and indefinite lived intangible assets in the fourth quarter of 2013 and did not record any impairment at that time. At that time we determined that our estimate of the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount as at August 1, 2013. As a result, no impairment charge was recognized.

The recoverable amount of CIBC FirstCaribbean estimated in the fourth quarter of 2013 was based on a value in use calculation that was estimated using a five-year cash flow projection approved by CIBC FirstCaribbean’s management and an estimate of the capital required to be maintained in the region to support ongoing operations. The five-year cash flow projection was consistent with CIBC FirstCaribbean’s three-year internal plan that was reviewed by its Board of Directors. The forecast reflected the currently challenging economic conditions and an expected recovery in those conditions within the Caribbean region. A terminal growth rate of 2.5% (2.5% as at August 1, 2012) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (14.25% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2012). The determination of a discount rate and a terminal growth rate both require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region; and (iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. In the fourth quarter of 2013 we estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $150 million. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of CIBC FirstCaribbean by approximately $90 million. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount was calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities. For additional details, see Note 8 to the 2013 annual consolidated financial statements.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

As at January 31, 2014, we had a deferred income tax asset of $548 million (October 31, 2013: $526(1) million) and a deferred income tax liability of $31 million (October 31, 2013: $33(1) million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 10 to the interim consolidated financial statements.

(1)	Restated to reflect the changes in accounting policies stated in Note 1 to the interim consolidated financial statements and to conform to the presentation adopted in the current period.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is

CIBC FIRST QUARTER 2014	39

accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2013 annual consolidated financial statements include all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses in excess of the amounts accrued for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at January 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2014 consist of the significant legal matters disclosed in Note 23 to the 2013 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2013 annual consolidated financial statements:

•	Marcotte Visa Class Action: The appeal was heard by the Supreme Court of Canada in February 2014. The court reserved its decision.
•	Green Secondary Market Class Action: In February 2014 the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action.
•	Brown Overtime Class Action: The plaintiffs’ appeal to the Ontario Court of Appeal is scheduled for May 2014.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2013 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2013 annual consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability (LTD) income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

Effective November 1, 2013, with retrospective application to November 1, 2011, CIBC adopted amendments to IAS 19 “Employee Benefits”. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. See Note 1 to the interim consolidated financial statements for further details on the impact of the adoption of the amendments to IAS 19 on prior periods.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

As a result of adopting the amendments to IAS 19, commencing in the first quarter of 2014, with retrospective application for fiscal 2013 and 2012, we remeasure our Canadian post-employment benefit plans on a quarterly basis for changes in the discount rate and for actual assets returns, with the actuarial gains and losses recognized in OCI (see Note 1 to the interim consolidated financial statements for further details).

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2013 annual consolidated financial statements and Note 1 to the interim consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the full impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission (CFTC) and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. The CFTC has issued final rules on most areas relating to swaps, including cross-border guidance that impacts CIBC’s swap trading with non-U.S. counterparties. The CFTC has not yet issued final rules on

40	CIBC FIRST QUARTER 2014

clearing, capital and margin, and the CFTC has not issued a determination of the extent to which it will rely on substituted compliance with Canadian swap trading regulations. CIBC will continue to monitor and prepare for developments by the CFTC in this area. Additionally, the U.S. Securities and Exchange Commission is expected to implement parallel reforms applying to the securities-based swaps markets. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

On February 18, 2014, the Federal Reserve Board released final enhanced prudential standards for large U.S. bank holding companies and foreign banking organizations (FBOs) with total consolidated assets of $50 billion or more. The new enhanced prudential standards include six primary requirements: risk-based capital and leverage requirements; liquidity requirements; single counterparty exposure limits; internal risk management standards; debt-to-equity limits; and annual stress testing. The new rules also require FBOs to maintain liquidity buffers in their U.S. branches and agencies and, if certain asset thresholds are met, to create a U.S. intermediate holding company which will also be subject to enhanced prudential standards. FBOs are subject to the final rules’ new requirements beginning on July 1, 2016. CIBC is evaluating the impact of the final rules on our operations.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. The regulations are effective on April 1, 2014, and banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015. CIBC is actively assessing the impact of the Volcker rule on our operations and developing a conformance plan for full implementation. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC may seek such extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the final FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. On February 5, 2014, the Government of Canada announced the signing of an Intergovernmental Agreement (IGA) with the United States, to facilitate FATCA information reporting by Canadian financial institutions. Under proposed legislation to implement the provisions of the IGA, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the United States. CIBC will meet all FATCA obligations, in accordance with local law.

The provisions of FATCA and the related Canadian legislation come into effect on July 1, 2014.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have begun an enterprise wide Risk Data Aggregation initiative to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2014 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC FIRST QUARTER 2014	41

Interim consolidated financial statements

(Unaudited)

Contents

43	Consolidated balance sheet
44	Consolidated statement of income
45	Consolidated statement of comprehensive income
46	Consolidated statement of changes in equity
47	Consolidated statement of cash flows
48	Notes to the interim consolidated financial statements

48	Note 1	–	Changes in accounting policies
52	Note 2	–	Fair value measurements
56	Note 3	–	Significant acquisition and dispositions
58	Note 4	–	Securities
59	Note 5	–	Loans
59	Note 6	–	Structured entities and derecognition of financial assets
61	Note 7	–	Deposits

61	Note 8	–	Share capital
62	Note 9	–	Post-employment benefit expense
62	Note 10	–	Income taxes
63	Note 11	–	Earnings per share
63	Note 12	–	Contingent liabilities and provision
64	Note 13	–	Segmented information
66	Note 14	–	Financial instruments – disclosures

42	CIBC FIRST QUARTER 2014

Consolidated balance sheet

Unaudited, $ millions, as at	2014 Jan. 31	2013 (1) Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,239	$2,211
Interest-bearing deposits with banks	4,034	4,168
Securities
Trading	45,317	44,070
Available-for-sale (AFS) (Note 4)	25,406	27,627
Designated at fair value (FVO)	294	287
	71,017	71,984
Cash collateral on securities borrowed	3,050	3,417
Securities purchased under resale agreements	24,145	25,311
Loans
Residential mortgages	151,934	150,938
Personal	34,363	34,441
Credit card	11,434	14,772
Business and government	50,256	48,207
Allowance for credit losses (Note 5)	(1,620)	(1,698)
	246,367	246,660
Other
Derivative instruments	24,489	19,947
Customers’ liability under acceptances	10,452	9,720
Land, buildings and equipment	1,795	1,719
Goodwill	1,870	1,733
Software and other intangible assets	881	756
Investments in equity-accounted associates and joint ventures	1,715	1,695
Other assets	8,901	8,685
	50,103	44,255
	$400,955	$398,006
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$127,344	$125,034
Business and government	134,894	134,736
Bank	5,717	5,592
Secured borrowings	46,381	49,802
	314,336	315,164
Obligations related to securities sold short	13,214	13,327
Cash collateral on securities lent	1,176	2,099
Obligations related to securities sold under repurchase agreements	6,396	4,887
Other
Derivative instruments	22,244	19,724
Acceptances	10,452	9,721
Other liabilities	10,017	10,862
	42,713	40,307
Subordinated indebtedness	4,233	4,228
Equity
Preferred shares	1,706	1,706
Common shares (Note 8)	7,750	7,753
Contributed surplus	82	82
Retained earnings	8,985	8,318
Accumulated other comprehensive income (AOCI)	138	(40)
Total shareholders’ equity	18,661	17,819
Non-controlling interests	226	175
Total equity	18,887	17,994
	$400,955	$398,006
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2014	43

Consolidated statement of income

Unaudited, $ millions, except as noted, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Interest income
Loans	$2,423	$2,453	$2,474
Securities	429	407	403
Securities borrowed or purchased under resale agreements	82	91	88
Deposits with banks	8	8	11
	2,942	2,959	2,976
Interest expense
Deposits	873	903	938
Securities sold short	82	84	83
Securities lent or sold under repurchase agreements	28	25	30
Subordinated indebtedness	44	45	52
Other	10	9	18
	1,037	1,066	1,121
Net interest income	1,905	1,893	1,855
Non-interest income
Underwriting and advisory fees	78	88	106
Deposit and payment fees	212	215	191
Credit fees	117	117	118
Card fees	113	133	138
Investment management and custodial fees	142	126	112
Mutual fund fees	282	267	240
Insurance fees, net of claims	97	93	85
Commissions on securities transactions	103	98	101
Trading income (loss)	1	(9)	14
AFS securities gains, net	57	9	72
FVO gains (losses), net	5	6	(3)
Foreign exchange other than trading	21	5	4
Income from equity-accounted associates and joint ventures	41	45	26
Other	460	94	106
	1,729	1,287	1,310
Total revenue	3,634	3,180	3,165
Provision for credit losses (Note 5)	218	271	265
Non-interest expenses
Employee compensation and benefits	1,160	1,070	1,100
Occupancy costs	179	181	168
Computer, software and office equipment	283	285	247
Communications	75	75	77
Advertising and business development	65	79	47
Professional fees	45	59	36
Business and capital taxes	15	16	17
Other	157	165	296
	1,979	1,930	1,988
Income before income taxes	1,437	979	912
Income taxes	260	154	127
Net income	$1,177	$825	$785
Net income (loss) attributable to non-controlling interests	$3	$(7)	$2
Preferred shareholders	$25	$24	$25
Common shareholders	1,149	808	758
Net income attributable to equity shareholders	$1,174	$832	$783
Earnings per share (in dollars) (Note 11)
Basic	$2.88	$2.02	$1.88
Diluted	2.88	2.02	1.88
Dividends per common share (in dollars)	0.96	0.96	0.94
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC FIRST QUARTER 2014

Consolidated statement of comprehensive income

Unaudited, $ millions, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Net income	$1,177	$825	$785
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	599	143	(21)
Net gains (losses) on hedges of investments in foreign operations	(368)	(93)	11
	231	50	(10)
Net change in AFS securities
Net gains (losses) on AFS securities	45	74	20
Net (gains) losses on AFS securities reclassified to net income	(38)	(7)	(52)
	7	67	(32)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(5)	60	28
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	(47)	(20)
	(2)	13	8
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(58)	50	40
Total OCI (2)	178	180	6
Comprehensive income	$1,355	$1,005	$791
Comprehensive income (loss) attributable to non-controlling interests	$3	$(7)	$2
Preferred shareholders	$25	$24	$25
Common shareholders	1,327	988	764
Comprehensive income attributable to equity shareholders	$1,352	$1,012	$789
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Includes $9 million of gains for the quarter ended January 31, 2014 (October 31, 2013: $7 million of gains; January 31, 2013: $1 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Unaudited, $ millions, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(43)	$(9)	$1
Net gains (losses) on hedges of investments in foreign operations	55	19	(2)
	12	10	(1)
Net change in AFS securities
Net gains (losses) on AFS securities	(30)	(14)	(12)
Net (gains) losses on AFS securities reclassified to net income	21	2	20
	(9)	(12)	8
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(22)	(10)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(1)	17	7
	1	(5)	(3)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	20	(19)	(14)
	$24	$(26)	$(10)
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2014	45

Consolidated statement of changes in equity

Unaudited, $ millions, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Preferred shares
Balance at beginning and end of period	$1,706	$1,706	$1,706
Common shares
Balance at beginning of period	$7,753	$7,757	$7,769
Issue of common shares	24	14	59
Purchase of common shares for cancellation	(27)	(18)	(64)
Treasury shares	–	–	1
Balance at end of period	$7,750	$7,753	$7,765
Contributed surplus
Balance at beginning of period	$82	$82	$85
Stock option expense	3	1	1
Stock options exercised	(3)	(2)	(6)
Other	–	1	(1)
Balance at end of period	$82	$82	$79
Retained earnings
Balance at beginning of period	$8,318	$7,954	$7,009
Net income attributable to equity shareholders	1,174	832	783
Dividends
Preferred	(25)	(24)	(25)
Common	(382)	(384)	(379)
Premium on purchase of common shares for cancellation	(100)	(59)	(205)
Other	–	(1)	–
Balance at end of period	$8,985	$8,318	$7,183
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$44	$(6)	$(88)
Net change in foreign currency translation adjustments	231	50	(10)
Balance at end of period	$275	$44	$(98)
Net gains (losses) on AFS securities
Balance at beginning of period	$252	$185	$350
Net change in AFS securities	7	67	(32)
Balance at end of period	$259	$252	$318
Net gains (losses) on cash flow hedges
Balance at beginning of period	$13	$–	$2
Net change in cash flow hedges	(2)	13	8
Balance at end of period	$11	$13	$10
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(349)	$(399)	$(629)
Net change in post-employment defined benefit plans	(58)	50	40
Balance at end of period	$(407)	$(349)	$(589)
Total AOCI, net of tax	$138	$(40)	$(359)
Non-controlling interests
Balance at beginning of period	$175	$166	$170
Net income (loss) attributable to non-controlling interests	3	(7)	2
Dividends	(2)	–	(2)
Other	50 (2)	16	(6)
Balance at end of period	$226	$175	$164
Equity at end of period	$18,887	$17,994	$16,538
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Includes $40 million of non-controlling interests relating to certain mutual funds that we launched and consolidated commencing this quarter as a result of the level of our ownership interest.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC FIRST QUARTER 2014

Consolidated statement of cash flows

Unaudited, $ millions, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Cash flows provided by (used in) operating activities
Net income	$1,177	$825	$785
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	218	271	265
Amortization and impairment (2)	95	95	82
Stock option expense	3	1	1
Deferred income taxes	(9)	(21)	(18)
AFS securities gains, net	(57)	(9)	(72)
Net losses (gains) on disposal of land, buildings and equipment	–	1	(2)
Other non-cash items, net	(468)	(128)	(73)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	134	1,734	(1,220)
Loans, net of repayments	(2,984)	(3,394)	449
Deposits, net of withdrawals	(1,228)	1,888	6,188
Obligations related to securities sold short	(113)	72	(720)
Accrued interest receivable	107	(51)	67
Accrued interest payable	(280)	260	(296)
Derivative assets	(4,535)	644	1,927
Derivative liabilities	2,515	(636)	(2,536)
Trading securities	(1,247)	(1,183)	(500)
FVO securities	(7)	(1)	1
Other FVO assets and liabilities	251	69	54
Current income taxes	28	29	(415)
Cash collateral on securities lent	(923)	399	(133)
Obligations related to securities sold under repurchase agreements	1,509	(1,461)	(2,115)
Cash collateral on securities borrowed	367	1,001	(166)
Securities purchased under resale agreements	1,166	1,768	(418)
Other, net	(915)	770	320
	(5,196)	2,943	1,455
Cash flows provided by (used in) financing activities
Issue of common shares for cash	21	12	53
Purchase of common shares for cancellation	(127)	(77)	(269)
Net proceeds from treasury shares	–	–	1
Dividends paid	(407)	(408)	(404)
	(513)	(473)	(619)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(8,964)	(7,821)	(6,642)
Proceeds from sale of AFS securities	9,122	2,674	2,702
Proceeds from maturity of AFS securities	2,142	2,516	2,793
Net cash used in acquisitions	(147)	–	–
Net cash provided by dispositions	3,587	3	41
Net purchase of land, buildings and equipment	(85)	(110)	(39)
	5,655	(2,738)	(1,145)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	82	17	(2)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	28	(251)	(311)
Cash and non-interest-bearing deposits with banks at beginning of period	2,211	2,462	2,613
Cash and non-interest-bearing deposits with banks at end of period (3)	$2,239	$2,211	$2,302
Cash interest paid	$1,317	$806	$1,417
Cash income taxes paid	241	146	560
Cash interest and dividends received	3,049	2,909	3,043
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted balance of $286 million (October 31, 2013: $264 million; January 31, 2013: $269 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2014	47

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2013, except as noted.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2014.

1.	Changes in accounting policies

Effective November 1, 2013, CIBC adopted several new and amended accounting pronouncements as described below.

(a)    Retrospective application of new and amended standards

The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively as described below.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. We adopted the amendments to IAS 19 on a retrospective basis effective November 1, 2011.

Consistent accounting policies are applied for the purposes of applying the equity-method for our investments in equity-associates and joint ventures, and therefore the retrospective application of the amendments also impacted the accounting for certain of our equity-accounted investments in associates.

IFRS 10 “Consolidated Financial Statements”, issued in May 2011, replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and Standards Interpretation Committee (SIC) – 12 “Consolidation – Special Purpose Entities”. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, an investor controls an investee when an investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. We adopted IFRS 10 on a retrospective basis effective November 1, 2012.

The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from our consolidated financial statements. Although we have the ability to direct the relevant activities of CIBC Capital Trust, we do not have exposure to variable returns from our involvement in CIBC Capital Trust as we pass our credit risk into the Trust by issuing senior deposit notes to CIBC Capital Trust.

The deconsolidation of CIBC Capital Trust resulted in us removing Capital Trust securities issued by CIBC Capital Trust from our consolidated balance sheet effective November 1, 2012, and instead recognizing the senior deposit notes issued by CIBC to CIBC Capital Trust in Business and government deposits. We recognized an increase in shareholders’ equity as at November 1, 2012 and October 31, 2013 due to the reversal of losses previously recognized on Capital Trust securities repurchased by CIBC.

The impact on the consolidated balance sheets as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

$ millions	Reported as at October 31, 2011	Post-employment benefits	Restated as at opening November 1, 2011
ASSETS
Other assets	$8,879	$(183)	$8,696
Asset line items not impacted by accounting changes	374,879	–	374,879
	$383,758	$(183)	$383,575
LIABILITIES AND EQUITY
Other liabilities	$11,704	$(3)	$11,701
Liability line items not impacted by accounting changes	355,963	–	355,963
Equity
Preferred shares, common shares and contributed surplus	10,225	–	10,225
Retained earnings	5,457	(3)	5,454
AOCI	245	(175)	70
Total shareholders’ equity	15,927	(178)	15,749
Non-controlling interests	164	(2)	162
Total equity	16,091	(180)	15,911
	$383,758	$(183)	$383,575

48	CIBC FIRST QUARTER 2014

$ millions	Reported as at October 31, 2012	Post-employment benefits	Restated as at October 31, 2012	CIBC Capital Trust	Restated as at opening November 1, 2012
ASSETS
Securities – Trading	$40,330	$–	$40,330	$10	$40,340
Loans – Business and government	43,624	–	43,624	9	43,633
Investments in equity-accounted associates and joint ventures	1,635	(17)	1,618	(1)	1,617
Other assets	9,404	(249)	9,155	(3)	9,152
Asset line items not impacted by accounting changes	298,392	–	298,392	–	298,392
	$393,385	$(266)	$393,119	$15	$393,134
LIABILITIES AND EQUITY
Deposits - Business and government	$125,055	$–	$125,055	$1,685	$126,740
Capital Trust securities	1,678	–	1,678	(1,678)	–
Other liabilities	10,671	405	11,076	1	11,077
Liability line items not impacted by accounting changes	238,943	–	238,943	–	238,943
Equity
Preferred shares, common shares and contributed surplus	9,560	–	9,560	–	9,560
Retained earnings	7,042	(40)	7,002	7	7,009
AOCI	264	(629)	(365)	–	(365)
Total shareholders’ equity	16,866	(669)	16,197	7	16,204
Non-controlling interests	172	(2)	170	–	170
Total equity	17,038	(671)	16,367	7	16,374
	$393,385	$(266)	$393,119	$15	$393,134

$ millions	Reported as at October 31, 2013	Post-employment benefits	CIBC Capital Trust	Restated as at October 31, 2013
ASSETS
Securities – Trading	$44,068	$–	$2	$44,070
Loans – Business and government	48,201	–	6	48,207
Investments in equity-accounted associates and joint ventures	1,713	(19)	1	1,695
Other assets	9,058	(370)	(3)	8,685
Asset line items not impacted by accounting changes	295,349	–	–	295,349
	$398,389	$(389)	$6	$398,006
LIABILITIES AND EQUITY
Deposits – Business and government	$133,100	$–	$1,636	$134,736
Capital Trust securities	1,638	–	(1,638)	–
Other liabilities	10,808	53	1	10,862
Liability line items not impacted by accounting changes	234,414	–	–	234,414
Equity
Preferred shares, common shares and contributed surplus	9,541	–	–	9,541
Retained earnings	8,402	(91)	7	8,318
AOCI	309	(349)	–	(40)
Total shareholders’ equity	18,252	(440)	7	17,819
Non-controlling interests	177	(2)	–	175
Total equity	18,429	(442)	7	17,994
	$398,389	$(389)	$6	$398,006

CIBC FIRST QUARTER 2014	49

The increase (decrease) on the consolidated statements of income and consolidated statements of comprehensive income as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

For the three months ended January 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$2,976	$–	$–	$–	$2,976
Interest expense	1,121	–	–	–	1,121
Net interest income	1,855	–	–	–	1,855
Non-interest income	1,326	–	1	(17)	1,310
Provision for credit losses	265	–	–	–	265
Non-interest expenses	1,987	18	–	(17)	1,988
Income before taxes	929	(18)	1	–	912
Income taxes	131	(4)	–	–	127
Net income	798	(14)	1	–	785
Net income attributable to non-controlling interests	2	–	–	–	2
Net income attributable to equity shareholders	796	(14)	1	–	783
Net income	798	(14)	1	–	785
OCI, net of tax, that is subject to subsequent reclassification to net income	(34)	–	–	–	(34)
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	40	–	–	40
Comprehensive income	$764	$26	$1	$–	$791
(1)	Represents an increase in Non-interest expenses – Employee compensation and benefits of $18 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the three months ended October 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$2,959	$–	$–	$–	$2,959
Interest expense	1,065	–	1	–	1,066
Net interest income	1,894	–	(1)	–	1,893
Non-interest income	1,306	(1)	(1)	(17)	1,287
Provision for credit losses	271	–	–	–	271
Non-interest expenses	1,932	15	–	(17)	1,930
Income before taxes	997	(16)	(2)	–	979
Income taxes	161	(7)	–	–	154
Net income	836	(9)	(2)	–	825
Net loss attributable to non-controlling interests	(7)	–	–	–	(7)
Net income attributable to equity shareholders	843	(9)	(2)	–	832
Net income	836	(9)	(2)	–	825
OCI, net of tax, that is subject to subsequent reclassification to net income	130	–	–	–	130
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	50	–	–	50
Comprehensive income	$966	$41	$(2)	$–	$1,005
(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $1 million and an increase in Non-interest expenses – Employee compensation and benefits of $15 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the year ended October 31, 2012

$ millions	Previously as reported	Post-employment benefits (1)	Reclassification (2)	Restated
Interest income	$11,907	$–	$–	$11,907
Interest expense	4,581	–	–	4,581
Net interest income	7,326	–	–	7,326
Non-interest income	5,223	(5)	(59)	5,159
Provision for credit losses	1,291	–	–	1,291
Non-interest expenses	7,215	46	(59)	7,202
Income before taxes	4,043	(51)	–	3,992
Income taxes	704	(15)	–	689
Net income	3,339	(36)	–	3,303
Net income attributable to non-controlling interests	8	1	–	9
Net income attributable to equity shareholders	3,331	(37)	–	3,294
Net income	3,339	(36)	–	3,303
OCI, net of tax, that is subject to subsequent reclassification to net income	19	–	–	19
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	(454)	–	(454)
Comprehensive income	$3,358	$(490)	$–	$2,868
(1)	Represents a decrease in Non-interest income - Income from equity-accounted associates and joint ventures of $5 million and an increase in Non-interest expenses - Employee compensation and benefits of $46 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses - Other to Non-interest income - Card fees.

50	CIBC FIRST QUARTER 2014

For the year ended October 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$11,811	$–	$–	$–	$11,811
Interest expense	4,356	–	2	–	4,358
Net interest income	7,455	–	(2)	–	7,453
Non-interest income	5,328	(1)	2	(64)	5,265
Provision for credit losses	1,121	–	–	–	1,121
Non-interest expenses	7,614	71	–	(64)	7,621
Income before taxes	4,048	(72)	–	–	3,976
Income taxes	648	(22)	–	–	626
Net income	3,400	(50)	–	–	3,350
Net loss attributable to non-controlling interests	(3)	1	–	–	(2)
Net income attributable to equity shareholders	3,403	(51)	–	–	3,352
Net income	3,400	(50)	–	–	3,350
OCI, net of tax, that is subject to subsequent reclassification to net income	45	–	–	–	45
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	280	–	–	280
Comprehensive income	$3,445	$230	$–	$–	$3,675
(1)	Represents a decrease in Non-interest income - Income from equity-accounted associates and joint ventures of $1 million and an increase in Non-interest expenses - Employee compensation and benefits of $71 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses - Other to Non-interest income - Card fees.

(b)    Other changes in accounting standards

The following standards and amendments to standards were also adopted effective November 1, 2013.

IFRS 11 “Joint Arrangements”, issued in May 2011, requires entities which had previously accounted for joint ventures using proportionate consolidation to collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, the adoption of IFRS 11 did not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”, issued in May 2011, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, its interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, and the effects of those interests on our consolidated financial statements. IFRS 12 did not impact our consolidated financial statements; however, additional disclosures will be provided in our annual consolidated financial statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and renamed IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amended IAS 27 removes its existing consolidation model and requirements related to consolidated financial statements as they are now addressed in IFRS 10. The amended IAS 27 prescribes the accounting for investments in subsidiaries, jointly controlled entities and associates in separate financial statements. Amended IAS 28 outlines how to apply the equity method to investments in associates and joint ventures. The adoption of amended IAS 27 and IAS 28 did not impact our consolidated financial statements.

IFRS 13 “Fair Value Measurement”, issued in May 2011, replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value. IFRS 13 provides expanded disclosure about fair value measurements for both financial and non-financial assets and liabilities measured at fair value on a recurring or non-recurring basis and for items not measured at fair value but for which fair value is disclosed. Adoption of this standard did not result in changes to how we measure fair value. However, additional disclosures related to the type and range of inputs used in the estimation of the fair value of financial instruments measured at fair value on the balance sheet that are considered to be in Level 3 of the fair value hierarchy have been included in Note 2 of our interim consolidated financial statements. In addition, we will be required to provide additional disclosures related to the fair value of financial instruments measured at amortized cost on our balance sheet, such as loans and deposits, including how the disclosed fair values fit into the fair value hierarchy in our annual consolidated financial statements.

IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities”, issued in December 2011, contains amendments to IFRS 7 and requires new disclosure for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments did not impact our consolidated financial statements; however, additional disclosures will be provided in our annual consolidated financial statements.

CIBC FIRST QUARTER 2014	51

2.	Fair value measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e. the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•	Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.
•	Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation technique where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.
•	Level 3 – Non-observable or indicative prices or use of valuation technique where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the valuation adjustments for financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

Details on fair value methods and assumptions used for determining fair value of our financial instruments are disclosed in pages 105 to 107 of the 2013 Annual Report.

52	CIBC FIRST QUARTER 2014

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2014 Jan. 31	2013 Oct. 31	2014 Jan. 31	2013 (1) Oct. 31	2014 Jan. 31	2013 Oct. 31	2014 Jan. 31	2013 (1) Oct. 31
Financial assets
Deposits with banks	$–	$–	$51	$111	$–	$–	$51	$111
Trading securities
Government issued or guaranteed	$911	$2,053	$8,999	$7,378	$–	$–	$9,910	$9,431
Corporate equity	27,635	27,169	3,503	3,707	–	–	31,138	30,876
Corporate debt	–	–	2,581	2,362	–	–	2,581	2,362
Mortgage- and asset-backed	–	–	827	564	861	837	1,688	1,401
	$28,546	$29,222	$15,910	$14,011	$861	$837	$45,317	$44,070
Trading loans
Business and government	$–	$–	$2,031	$2,211	$28	$–	$2,059	$2,211
AFS securities
Government issued or guaranteed	$947	$1,162	$11,894	$14,625	$–	$–	$12,841	$15,787
Corporate equity	67	29	–	9	643	618	710	656
Corporate debt	–	–	8,997	7,967	14	9	9,011	7,976
Mortgage- and asset-backed	–	–	2,612	2,922	232	286	2,844	3,208
	$1,014	$1,191	$23,503	$25,523	$889	$913	$25,406	$27,627
FVO securities
Government issued or guaranteed	$–	$–	$48	$44	$–	$–	$48	$44
Corporate debt	–	–	102	96	–	–	102	96
Asset-backed	–	–	–	–	144	147	144	147
	$–	$–	$150	$140	$144	$147	$294	$287
FVO securities purchased under resale agreements	$–	$–	$–	$–	$–	$–	$–	$–
Derivative instruments
Interest rate	$1	$–	$14,175	$13,718	$45	$46	$14,221	$13,764
Foreign exchange	–	–	8,171	4,812	–	–	8,171	4,812
Credit	–	–	–	–	286	294	286	294
Equity	168	129	661	342	1	1	830	472
Precious metal	72	–	15	28	–	–	87	28
Other commodity	131	117	763	460	–	–	894	577
	$372	$246	$23,785	$19,360	$332	$341	$24,489	$19,947
Total financial assets	$29,932	$30,659	$65,430	$61,356	$2,254	$2,238	$97,616	$94,253
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(1,958)	$(1,729)	$(788)	$(737)	$(2,746)	$(2,466)
Obligations related to securities sold short	(7,556)	(9,099)	(5,658)	(4,228)	–	–	(13,214)	(13,327)
	$(7,556)	$(9,099)	$(7,616)	$(5,957)	$(788)	$(737)	$(15,960)	$(15,793)
Derivative instruments
Interest rate	$(1)	$–	$(13,339)	$(12,820)	$(49)	$(48)	$(13,389)	$(12,868)
Foreign exchange	–	–	(6,994)	(4,166)	–	–	(6,994)	(4,166)
Credit	–	–	(3)	–	(397)	(413)	(400)	(413)
Equity	(146)	(120)	(748)	(1,650)	(14)	(13)	(908)	(1,783)
Precious metal	(96)	(8)	(13)	(22)	–	–	(109)	(30)
Other commodity	(143)	(126)	(301)	(338)	–	–	(444)	(464)
	$(386)	$(254)	$(21,398)	$(18,996)	$(460)	$(474)	$(22,244)	$(19,724)
Total financial liabilities	$(7,942)	$(9,353)	$(29,014)	$(24,953)	$(1,248)	$(1,211)	$(38,204)	$(35,517)
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Comprises FVO deposits of $2,018 million (October 31, 2013: $1,764 million), FVO secured borrowings of $351 million (October 31, 2013: $352 million), bifurcated embedded derivatives of $375 million (October 31, 2013: $348 million), and FVO other liabilities of $2 million (October 31, 2013: $2 million). Changes in our own credit risk had an insignificant impact on the determination of the fair value of our FVO deposits.

Transfers into or out of Level 3 can occur as a result of additional or new information regarding valuation inputs and changes in their observability. Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the reporting period. During the quarter, we transferred $470 million of trading securities and $404 million of securities sold short from Level 1 to Level 2, and $13 million of corporate equity securities from Level 3 to Level 1.

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable inputs, for the quarter ended January 31, 2014 was $53 million (October 31, 2013: net gain of $23 million; January 31, 2013: net gain of $47 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2014	53

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jan. 31, 2014
Trading securities
Mortgage- and asset-backed	$837	$15	$67	$–	$–	$–	$–	$–	$–	$(58)	$861
Trading loans
Business and government	–	–	–	–	–	–	28	–	–	–	28
AFS securities
Corporate equity	618	21	–	34	–	(13)	21	–	(38)	–	643
Corporate debt	9	–	1	(1)	–	–	5	–	–	–	14
Mortgage- and asset-backed	286	–	–	–	–	–	–	–	–	(54)	232
FVO securities
Asset-backed	147	3	12	–	–	–	–	–	–	(18)	144
Derivative instruments
Interest rate	46	4	–	–	–	–	–	–	–	(5)	45
Credit	294	(4)	6	–	–	–	–	–	–	(10)	286
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,238	$39	$86	$33	$–	$(13)	$54	$–	$(38)	$(145)	$2,254
Deposits and other liabilities (3)	$(737)	$(5)	$(51)	$–	$–	$–	$–	$(27)	$(1)	$33	$(788)
Derivative instruments
Interest rate	(48)	(4)	(1)	–	–	–	–	–	–	4	(49)
Credit	(413)	–	(10)	–	–	–	–	–	–	26	(397)
Equity	(13)	–	(1)	–	–	–	–	–	–	–	(14)
Total liabilities	$(1,211)	$(9)	$(63)	$–	$–	$–	$–	$(27)	$(1)	$63	$(1,248)
Oct. 31, 2013
Trading securities
Mortgage- and asset-backed	$839	$46	$21	$–	$–	$–	$–	$–	$–	$(69)	$837
Trading loans
Business and government	8	8	–	–	–	–	–	–	(16)	–	–
AFS securities
Corporate equity	639	27	(36)	21	–	–	8	–	(41)	–	618
Corporate debt	23	15	1	(7)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	347	–	–	–	–	–	–	–	–	(61)	286
FVO securities
Asset-backed	150	4	(2)	–	–	–	–	–	–	(5)	147
Derivative instruments
Interest rate	43	2	2	–	–	–	–	–	–	(1)	46
Credit	342	(16)	(23)	–	–	–	–	–	–	(9)	294
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,392	$86	$(37)	$14	$–	$–	$8	$–	$(80)	$(145)	$2,238
Deposits and other liabilities (3)	$(692)	$(20)	$(40)	$–	$(6)	$–	$3	$5	$(5)	$18	$(737)
Derivative instruments
Interest rate	(49)	(4)	2	–	–	–	–	–	–	3	(48)
Credit	(473)	15	21	–	–	–	–	–	–	24	(413)
Equity	(4)	–	–	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,218)	$(9)	$(17)	$–	$(7)	$–	$3	$(3)	$(5)	$45	$(1,211)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $602 million (October 31, 2013: $557 million) and bifurcated embedded derivatives of $186 million (October 31, 2013: $180 million).

54	CIBC FIRST QUARTER 2014

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

$ millions, as at	2014 Jan. 31	Valuation techniques	Key non-observable inputs	Range of inputs
				Low	High
Trading securities
Mortgage- and asset-backed	$861	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	96.5%
Trading loans
Business and government	28	Discounted cash flow	Discount rate	2.2%	2.2%
AFS securities
Corporate equity
Limited partnerships	424	Adjusted net asset value (1)	Net asset value	n/a	n/a
Private companies	219	Valuation multiple	Earnings multiple	6.9	14.5
			Revenue multiple	3.4	3.6
		Discounted cash flow	Discount rate	9.3%	20.0%
Corporate debt	14	Discounted cash flow	Discount rate	16.0%	30.0%
Mortgage- and asset-backed	232	Discounted cash flow	Credit spread	0.8%	0.8%
			Prepayment rate	13.1%	33.8%
FVO securities
Asset-backed	144	Market proxy or direct broker quote	Market proxy or direct broker quote	81.0%	95.0%
Derivative instruments
Interest rate	45	Proprietary model (2)	n/a	n/a	n/a
Credit	286 (3)	Market proxy or direct broker quote	Market proxy or direct broker quote	30.4%	99.7%
		Discounted cash flow	Default rate	4.0%	4.0%
			Recovery rate	50.0%	70.0%
			Prepayment rate	20.0%	20.0%
			Credit spread (4)	0.1%	1.1%
Equity	1	Option model	Market volatility	13.4%	13.4%
Total assets	$2,254
Deposits and other liabilities	$(788)	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	96.5%
		Option model	Market volatility	7.9%	17.6%
			Market correlation	(53.8)%	100.0%
Derivative instruments
Interest rate	(49)	Proprietary model (2)	n/a	n/a	n/a
Credit	(397)	Market proxy or direct broker quote	Market proxy or direct broker quote	–%	99.3%
		Discounted cash flow	Default rate	4.0%	4.0%
			Recovery rate	50.0%	70.0%
			Prepayment rate	20.0%	20.0%
			Credit spread	0.1%	1.1%
Equity	(14)	Option model	Market volatility	27.4%	40.8%
Total liabilities	$(1,248)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 79%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, our FVO structured note liability and derivative positions. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

CIBC FIRST QUARTER 2014	55

•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.
•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and forms part of the discount rate used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.
•	Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to credit valuation adjustments for counterparty risk on both the credit derivative counterparty and on CIBC.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $48 million or decrease the net fair value by up to $55 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earning or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally increases the fair value of our investments in private equities and by adjusting the multiple within a reasonably possible range, the aggregate fair value for our investment in private companies would increase by $66 million or decrease by $35 million.

The fair value of our limited partnerships (LPs) is determined based on the net asset value (NAV) provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the NAV and by adjusting the NAV within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $34 million.

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates would result in a decrease in the fair value of our Level 3 ABS. By adjusting these non-observable inputs by reasonably alternative amounts, the fair value would increase or decrease by $10 million.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $7 million.

3.	Significant acquisition and dispositions

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD) that were announced on September 16, 2013.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•	The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of 5 years.
•	CIBC expects to receive annual commercial subsidy payments from TD of approximately $38 million per year in each of the three years after closing.
•	The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.
•	CIBC is working with TD under an interim servicing agreement to effect a smooth transition of the cardholders moving to TD.

56	CIBC FIRST QUARTER 2014

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust, which has approximately US$24 billion in assets under management (AUM), provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred is as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment is payable in April 2014, and is subject to downward adjustment based on decreases in AUM until the final measurement date. The deferred payment, which cannot be a negative amount, represents contingent consideration that is classified as a financial liability.

The fair value of the contingent consideration was estimated at the closing date using a valuation technique that incorporated observable and non-observable inputs, including assumptions for market appreciation of acquired AUM and redemptions during the measurement period.

The fair value of the contingent consideration liability will be remeasured until the final measurement date, with changes in fair value, if any, recognized in net income.

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows. The allocation of the purchase price is subject to adjustment as CIBC completes the valuation of the assets acquired and liabilities assumed.

$ millions, as at December 31, 2013
Cash	$44
AFS securities	4
Land, buildings and equipment	12
Other assets	32
Customer relationship intangible asset	89
Other liabilities	(28)
Net identifiable assets acquired	153
Goodwill arising on acquisition	83
Total consideration transferred	$236

Intangible asset and goodwill

The customer relationship intangible asset arises from the acquired investment management contracts. The fair value was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $83 million mainly comprises the value of expected synergies and the value of new business growth arising from the acquisition.

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million.

CIBC FIRST QUARTER 2014	57

4.	Securities

Fair value of AFS securities

$ millions, as at				2014 Jan. 31				2013 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$4,331	$31	$–	$4,362	$6,770	$34	$(1)	$6,803
Other Canadian governments	3,350	23	–	3,373	3,925	34	(1)	3,958
U.S. Treasury and agencies	2,724	6	(29)	2,701	2,856	5	(27)	2,834
Other foreign governments	2,412	9	(16)	2,405	2,193	17	(18)	2,192
Mortgage-backed securities	2,580	18	(1)	2,597	2,894	12	(2)	2,904
Asset-backed securities	243	4	–	247	299	5	–	304
Corporate public debt	8,958	62	(17)	9,003	7,927	57	(17)	7,967
Corporate private debt	5	3	–	8	5	4	–	9
Corporate public equity	17	51	–	68	12	18	–	30
Corporate private equity	381	262	(1)	642	363	263	–	626
	$25,001	$469	$(64)	$25,406	$27,244	$449	$(66)	$27,627

As at January 31, 2014, the amortized cost of 136 AFS securities that are in a gross unrealized loss position (October 31, 2013: 148 securities) exceeded their fair value by $64 million (October 31, 2013: $66 million). The securities that have been in a gross unrealized loss position for more than a year include 24 AFS securities (October 31, 2013: 24 securities), with a gross unrealized loss of $36 million (October 31, 2013: $40 million). We have determined that these AFS securities were not impaired.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the three months ended January 31, 2014, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at		2014 Jan. 31		2013 Oct. 31
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$2,599	$ 2,611	$2,746	$2,781
Trading assets previously reclassified to AFS	7	7	7	7
Total financial assets reclassified	$2,606	$2,618	$2,753	$2,788

$ millions, for the three months ended	2014 Jan. 31	2013 Oct. 31	2013 Jan. 31
Net income (before taxes) recognized on assets reclassified
Interest income	$18	$ 19	$ 16
Impairment write-downs	–	–	–
	$18	$ 19	$ 16
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$21	$ 18	$ 24
On trading assets previously reclassified to AFS	–	–	–
	$21	$ 18	$ 24

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

58	CIBC FIRST QUARTER 2014

5.	Loans

Allowance for credit losses

$ millions, as at or for the three months ended				2014 Jan. 31	2013 Oct. 31	2013 Jan. 31
	Individual allowance	Collective allowance		Total allowance	Total allowance	Total allowance
Balance at beginning of period	$320	$1,438		$1,758	$1,823	$1,916
Provision for credit losses	31	187		218	271	265
Write-offs	(13)	(264)		(277)	(382)	(336)
Recoveries	3	47		50	45	44
Interest income on impaired loans	(6)	(3)		(9)	(9)	(9)
Other	12	(67	) (1)	(55)	10	1
Balance at end of period	$347	$1,338		$1,685	$1,758	$1,881
Comprises:
Loans	$347	$1,273		$1,620	$1,698	$1,820
Undrawn credit facilities (2)	–	65		65	60	61
(1)	Includes a release of $81 million of collective allowance for credit losses resulting from the sale of approximately 50% of our Aerogold VISA portfolio to TD which was recognized as part of the net gain on sale.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2014 Jan. 31	2013 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$532	$1	$94	$437	$394
Personal	214	9	123	82	86
Business and government	841	337	11	493	520
Total impaired loans (2)	$1,587	$347	$228	$1,012	$1,000
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,110 million (October 31, 2013: $1,211 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended January 31, 2014 totalled $1,565 million (for the quarter ended October 31, 2013: $1,655 million).

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2014 Jan. 31	2013 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$ 1,616	$675	$ 244	$2,535	$2,509
Personal	468	108	29	605	567
Credit card	505	160	92	757	955
Business and government	171	107	29	307	258
	$2,760	$1,050	$394	$4,204	$4,289

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities, which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 118 and 119 of the 2013 Annual Report, except for CIBC Capital Trust, which is no longer consolidated effective November 1, 2013. See Note 1 to the interim consolidated financial statements for additional details.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program we transfer a pool of insured mortgages and NHA MBS to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at January 31, 2014, our structured program has issued covered bond liabilities of $11.5 billion with a fair value of $11.6 billion (October 31, 2013: $11.7 billion with a fair value of $11.8 billion) and our legislative program has issued covered bond liabilities of $2.0 billion with a fair value of $2.0 billion (October 31, 2013: $2.0 billion with a fair value of $2.0 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC FIRST QUARTER 2014	59

With respect to Cards II Trust and Broadway Trust entities as at January 31, 2014, $4.7 billion of credit card receivable assets with a fair value of $4.8 billion (October 31, 2013: $4.6 billion with a fair value of $4.7 billion) supported associated funding liabilities of $4.7 billion with a fair value of $4.8 billion (October 31, 2013: $4.6 billion with a fair value of $4.7 billion).

As at January 31, 2014, there were $2.0 billion (October 31, 2013: $2.1 billion) of total assets in our non-consolidated multi-seller conduits. Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	CIBC sponsored conduits	CIBC structured collateralized debt obligation vehicles			Pass-through investment structures	Commercial mortgage securitization trust
			Third-party structured vehicles
$ millions, as at January 31, 2014			Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$15	$7	$854	$337	$3,087	$12
AFS securities	–	2	–	248	–	–
FVO securities	–	–	145	–	–	–
Loans	84	120	2,451	34	–	–
Derivatives (2)	–	–	–	–	57	–
	$99	$129	$3,450	$619	$3,144	$12
October 31, 2013	$90	$135	$3,456	$540	$3,135	$5
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–	$13	$335	$–	$192	$–
October 31, 2013	$–	$13	$355	$–	$209	$–
Maximum exposure to loss, net of hedges
Investment and loans	$99	$129	$3,450	$619	$3,087	$12
Notional of written derivatives, less fair value losses	–	118	2,557	–	–	–
Liquidity and credit facilities	2,049	46	202	23	–	–
Less: hedges of investments, loans and written derivatives exposure	–	(192)	(5,330)	–	(3,087)	–
	$2,148	$101	$879	$642	$–	$12
October 31, 2013	$2,241	$97	$970	$540	$–	$5
(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 119 of the 2013 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at	2014 Jan. 31		2013 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$26,459	$26,529	$30,508	$30,538
Securities held by counterparties as collateral under repurchase agreements (2)(3)	690	690	1,159	1,159
Securities lent for securities collateral (2)(3)	14,123	14,123	11,793	11,793
	$41,272	$41,342	$43,460	$43,490
Carrying amount of associated liabilities (4)	$42,945	$43,245	$44,586	$44,538
(1)	Includes $3.7 billion (October 31, 2013: $7.2 billion) of mortgages underlying mortgage-backed securities held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $802 million (October 31, 2013: $1,126 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $29.7 billion with a fair value of $29.7 billion (October 31, 2013: $25.2 billion with a fair value of $25.2 billion) of mortgages that were not transferred to external parties.

60	CIBC FIRST QUARTER 2014

7.	Deposits(1)(2)

$ millions, as at				2014 Jan. 31		2013 (3) Oct. 31
	Payable on demand (4)	Payable after notice (5)	Payable on a fixed date (6)	Total		Total
Personal	$9,287	$75,434	$42,623	$127,344		$125,034
Business and government	31,682	21,787	81,425	134,894	(7)	134,736
Bank	1,793	15	3,909	5,717		5,592
Secured borrowings (8)	–	–	46,381	46,381		49,802
	$42,762	$97,236	$174,338	$314,336		$315,164
Comprised of:
Held at amortized cost				$311,967		$313,048
Designated at fair value				2,369		2,116
				$314,336		$315,164
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$36,149		$35,670
In foreign offices				2,667		2,421
Interest-bearing deposits
In domestic offices				233,253		237,400
In foreign offices				40,708		39,673
U.S. federal funds purchased				1,559		–
				$314,336		$315,164

(1)	Includes deposits of $72.1 billion (October 31, 2013: $68.2 billion) denominated in U.S. dollars and deposits of $8.1 billion (October 31, 2013: $9.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,425 million (October 31, 2013: $1,131 million).
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(4)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(5)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(6)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(7)	Includes $1.6 billion (October 31, 2013: $1.6 billion) of Notes purchased by CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Share capital

Common shares

$ millions, except number of shares, for the three months ended		2014 Jan. 31			2013 Oct. 31			2013 Jan. 31
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Balance at beginning of period	399,249,736	$7,753		399,992,255	$7,757		404,484,938	$7,769
Issuance pursuant to:
Stock option plans	301,839	24		181,380	14		535,386	38
Shareholder investment plan (1)	–	–		–	–		7,672	1
Employee share purchase plan (2)	–	–		–	–		253,964	20
	399,551,575	$7,777		400,173,635	$7,771		405,281,960	$7,828
Purchase of common shares for cancellation	(1,415,100)	(27)		(923,900)	(18)		(3,337,300)	(64)
Treasury shares	(192)	–	(3)	1	–	(3)	15,142	1
Balance at end of period	398,136,283	$7,750		399,249,736	$7,753		401,959,802	$7,765
(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market. Previously these shares were issued from treasury.
(2)	Commencing June 14, 2013, employee contributions to our Canadian employee share purchase plan were acquired in the open market. Previously these shares were issued from treasury.
(3)	Due to rounding.

Normal course issuer bid

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014.

During the quarter ended January 31, 2014, we purchased and cancelled an additional 1,415,100 common shares under this bid at an average price of $89.87 for a total amount of $127 million.

CIBC FIRST QUARTER 2014	61

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2014 Jan. 31	2013 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital	$16,705	$16,698
Tier 1 capital	17,851	17,830
Total capital	21,295	21,601
Risk-weighted assets (RWA)	153,245	151,338
CET1 ratio	10.9%	11.0%
Tier 1 capital ratio	11.6%	11.8%
Total capital ratio	13.9%	14.3%
ACM	18.4	x	18.0	x
All-in basis
CET1 capital	$13,347	$12,793
Tier 1 capital	16,189	15,888
Total capital	19,890	19,961
RWA	140,505	136,747
CET1 ratio	9.5%	9.4%
Tier 1 capital ratio	11.5%	11.6%
Total capital ratio	14.2%	14.6%

During the quarter ended January 31, 2014, we have complied with all of our regulatory capital requirements.

9.	Post-employment benefit expense

The following table provides details on the post-employment benefit expenses recognized in the interim consolidated statement of income:

$ millions, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Defined benefit plans
Pension plans	$46	$46	$52
Other post-employment plans	10	17	10
Total net defined benefit expense	$56	$63	$62
Defined contribution plans
CIBC’s pension plans	$3	$2	$3
Government pension plans (2)	22	21	21
Total defined contribution expense	$25	$23	$24
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

10.	Income taxes

Deferred income tax assets and liabilities

As at January 31, 2014, we had available gross deferred income tax assets of $548 million (October 31, 2013: $526(1) million) and gross deferred income tax liabilities of $31 million (October 31, 2013: $33(1) million).

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $199 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

(1)	Restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

62	CIBC FIRST QUARTER 2014

11.	Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2014 Jan. 31	2013 (1) Oct. 31	2013 (1) Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,174	$832	$783
Less: Preferred share dividends and premiums	25	24	25
Net income attributable to common shareholders	$1,149	$808	$758
Weighted-average common shares outstanding (thousands)	398,539	399,819	403,332
Basic earnings per share	$2.88	$2.02	$1.88
Diluted earnings per share
Net income attributable to diluted common shareholders	$1,149	$808	$758
Weighted-average common shares outstanding (thousands)	398,539	399,819	403,332
Add: Stock options potentially exercisable (2) (thousands)	678	436	438
Weighted-average diluted common shares outstanding (thousands)	399,217	400,255	403,770
Diluted earnings per share	$2.88	$2.02	$1.88
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.
(2)	Excludes average options outstanding of 839,472 (October 31, 2013: 342,343; January 31, 2013: 346,801) with a weighted-average exercise price of $92.68 (October 31, 2013: $95.22; January 31, 2013: $95.62) for the quarter ended January 31, 2014, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

12.	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2013 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at January 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2014 consist of the significant legal matters disclosed in Note 23 to the 2013 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2013 annual consolidated financial statements:

•	Marcotte Visa Class Action: The appeal was heard by the Supreme Court of Canada in February 2014. The court reserved its decision.
•	Green Secondary Market Class Action: In February 2014 the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action.
•	Brown Overtime Class Action: The plaintiffs’ appeal to the Ontario Court of Appeal is scheduled for May 2014.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2013 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2013 annual consolidated financial statements.

CIBC FIRST QUARTER 2014	63

13.	Segmented information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Segment reporting changes

The following segment reporting changes were made in the first quarter of 2014. Prior period amounts were restated accordingly.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50 percent of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal Banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing will continue to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees will be charged directly to the lines of business, and the residual net revenue will now be retained in Corporate and Other.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

64	CIBC FIRST QUARTER 2014

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2014	Net interest income (1)	$1,437	$50	$389	$29	$1,905
Jan. 31	Non-interest income	725	546	290	168	1,729
	Intersegment revenue (2)	93	(94)	1	–	–
	Total revenue (1)	2,255	502	680	197	3,634
	Provision for (reversal of) credit losses	210	(1)	2	7	218
	Amortization and impairment (3)	24	4	1	66	95
	Other non-interest expenses	1,031	347	328	178	1,884
	Income (loss) before income taxes	990	152	349	(54)	1,437
	Income taxes (1)	244	38	85	(107)	260
	Net income	$746	$114	$264	$53	$1,177
	Net income attributable to:
	Non-controlling interests	$–	$1	$–	$2	$3
	Equity shareholders	746	113	264	51	1,174
	Average assets (4)	$227,837	$4,152	$121,951	$56,079	$410,019
2013 (5)	Net interest income (1)	$1,445	$47	$349	$52	$1,893
Oct. 31	Non-interest income	553	514	169	51	1,287
	Intersegment revenue (2)	89	(91)	2	–	–
	Total revenue (1)	2,087	470	520	103	3,180
	Provision for (reversal of) credit losses	215	1	(1)	56	271
	Amortization and impairment (3)	23	3	1	68	95
	Other non-interest expenses	1,032	332	270	201	1,835
	Income (loss) before income taxes	817	134	250	(222)	979
	Income taxes (1)	204	31	41	(122)	154
	Net income (loss)	$613	$103	$209	$(100)	$825
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(7)	$(7)
	Equity shareholders	613	103	209	(93)	832
	Average assets (4)	$228,128	$3,927	$119,424	$53,760	$405,239
2013 (5)	Net interest income (1)	$1,410	$47	$335	$63	$1,855
Jan. 31	Non-interest income	521	465	221	103	1,310
	Intersegment revenue (2)	79	(80)	1	–	–
	Total revenue (1)	2,010	432	557	166	3,165
	Provision for credit losses	241	–	10	14	265
	Amortization and impairment (3)	22	3	1	56	82
	Other non-interest expenses	975	313	444	174	1,906
	Income (loss) before income taxes	772	116	102	(78)	912
	Income taxes (1)	192	27	16	(108)	127
	Net income	$580	$89	$86	$30	$785
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	580	89	86	28	783
	Average assets (4)	$226,476	$4,013	$122,911	$48,659	$402,059
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $110 million for the three months ended January 31, 2014 ($78 million and $92 million for the three months ended October 31, 2013 and January 31, 2013, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

CIBC FIRST QUARTER 2014	65

14.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2013 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2014	Cash and deposits with banks	$38	$1,975	$3,112	$–	$–	$–	$–	$5,125	$1,148	$6,273
Jan. 31	Securities	3,832	12,751	7,098	–	–	–	2,098	25,779	45,238	71,017
	Cash collateral on securities borrowed	884	–	2,166	–	–	–	–	3,050	–	3,050
	Securities purchased under resale agreements	6,926	4,763	12,456	–	–	–	–	24,145	–	24,145
	Loans	43,192	3,854	964	168,082	19,009	9,043	3,232	247,376	611	247,987
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,620)	(1,620)
	Derivative instruments	1,915	3,183	19,391	–	–	–	–	24,489	–	24,489
	Customers’ liability under acceptances	8,804	1,546	102	–	–	–	–	10,452	–	10,452
	Other assets	133	1,766	2,405	6	–	4	4	4,318	10,844	15,162
	Total credit exposure	$65,724	$29,838	$47,694	$168,088	$19,009	$9,047	$5,334	$344,734	$56,221	$400,955
2013 (1) Oct. 31	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,333	$398,006
(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation adopted in the current period.

66	CIBC FIRST QUARTER 2014